June 29, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Handy Hardware Wholesale, Inc.
Incoming letter dated June 28, 2006

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion that the registration under the Securities Act of 1933 and the Securities Exchange Act of 1934 is not required, Handy Hardware: (i) converts all issued and outstanding Preferred Stock into Class B Common Stock without registration under the Securities Act; (ii) offers, sells and issues shares of its Class A Common Stock, Class B Common Stock, new Class C Common Stock and notes to Members based solely upon their patronage of Handy Hardware without registration under the Securities Act; and (iii) discontinues filing periodic and other reports under the Exchange Act once the Company has filed a Form 15 to terminate registration under Section 12 of the Exchange Act of its Class A Common Stock, Class B Common Stock and Preferred Stock, and to suspend its reporting obligation under Section 15(d) of the Exchange Act. Capitalized terms have the same meanings defined in your letter. This position is conditioned on the consummation of the reincorporation and recapitalization described in your letter.

In reaching this position we note in particular that:

- the common stock will not be offered or sold and the notes will not be issued to any parties other than the retail hardware dealers that are Members;

- the common stock will not possess most characteristics of a security, such as ordinary dividend rights or unrestricted transferability;

- there will be no potential for appreciation in the common stock's value;

- each stockholder will have equal voting power on matters presented to the stockholders for their approval, irrespective of the number of shares owned by each such stockholder;

- the common stock will represent only membership interests in a corporation operated on a cooperative basis; and

- the notes will not be transferable or negotiable, will not bear interest, and will represent indebtedness entered into on the same terms as any other commercial loan.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position only on enforcement action and does not purport to express any legal conclusions on the questions presented.

Sincerely,

Eric Finseth
Attorney-Adviser

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2006

Mail Stop 3010

Lee Thompson
Jenkens & Gilchrist
1401 McKinney, Suite 2600
Houston, Texas 77010

Re: Handy Hardware Wholesale Inc

Dear Mr. Thompson:

In regard to your letter of June 28, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Jenkens & Gilchrist

A PROFESSIONAL CORPORATION

1401 McKINNEY
SUITE 2600
HOUSTON, TEXAS 77010

(713) 951-3300
FACSIMILE (713) 951-3314

www.jenkens.com

AUSTIN, TEXAS
(512) 499-3800
CHICAGO, ILLINOIS
(312) 425-3900
DALLAS, TEXAS
(214) 855-4500
LOS ANGELES, CALIFORNIA
(310) 820-8800
PASADENA, CALIFORNIA
(626) 578-7400
SAN ANTONIO, TEXAS
(210) 246-5000
WASHINGTON, D.C.
(202) 326-1500

Lee Thompson
(713) 951-3342
lthompson@jenkens.com

1933 Act/§2(a)(1)
1934 Act /§3(a)(10)

June 28, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE, Mail Stop 3010
Washington, D.C. 20549

Re: Handy Hardware Wholesale, Inc.
Commission File No. 000-15708

Ladies and Gentlemen:

This letter amends and is submitted in replacement of our prior submissions dated August 29, 2005, November 3, 2005, January 26, 2006, March 22, 2006, May 18, 2006 and June 23, 2006. This submission includes all exhibits in final form. This letter is a request for a "no-action" position from the Division of Corporation Finance (the "Division") made on behalf of our client Handy Hardware Wholesale, Inc., a Texas corporation ("Handy" or the "Company"). Handy is a non-trading, public company that is a dealer owned wholesaler for independent retail hardware dealers and is currently organized and taxed as a Texas business corporation. However, pursuant to the proposed Plan and Articles of Conversion to convert from a Texas corporation to a Delaware corporation (the "Plan") discussed below, as soon as practicable after the request for the no-action is granted and the Plan is approved by the Members pursuant to a proxy solicitation, Handy will operate as a cooperative under Subchapter T of the Internal Revenue Code.

No-Action Request

Based on our opinion that Handy's Class A Common Stock, Class B Common Stock, Class C Common Stock and notes, in the context and under the facts and circumstances set forth herein, will not be securities within the meaning of the Securities Act of 1933, as amended (the "1933

Act"), and the Securities Exchange Act of 1934 Act, as amended (the "1934 Act"), and therefore registration is not required under the 1933 Act and 1934 Act, (collectively, the "Acts"), we request that the Division advise us that it will not recommend enforcement action if Handy, pursuant to the Plan:

(i) converts all issued and outstanding Preferred Stock into Class B Common Stock without registration under the 1933 Act;

(ii) offers, sells and issues shares of its Class A Common Stock, Class B Common Stock, new Class C Common Stock and notes to Members based solely upon their patronage of Handy without registration under the 1933 Act; and

(iii) discontinues filing periodic and other reports upon filing of a certification on Form 15 to terminate its registration under Section 12 of the 1934 Act of its Class A Common Stock, Class B Common Stock and Preferred Stock pursuant to Rule 12g-4(a)(1)(i) under the 1934 Act and suspends its reporting obligations with respect to such stock under Section 15(d) of the 1934 Act pursuant to Rule 12h-3(b)(1)(i) of the 1934 Act.

Reason for Request

It is our opinion that the Class A, Class B and Class C Common Stock and notes to be offered in connection with the Plan and the Class A, Class B and Class C Common Stock and notes to be offered subsequent to the adoption of the Plan will not constitute "securities" within the meaning of the Acts and therefore registration is not required under the Acts. As more fully discussed below, although the instruments to be issued by Handy are called "stock" or "notes," they do not possess the characteristics outlined in *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 848 (1975) and *Reves v. Ernst & Young,* 110 S.Ct. 945 (1990) that have been traditionally associated with securities in a business corporation. We believe our opinion is not inconsistent with the position taken by the SEC staff in previous no-action letters, although it is understood that previous requests for no-action that were granted by the SEC were based on individual facts in those letters.[1]

[1] Feltus Hardware Inc., SEC No-Action Letter, 1988 WL 235185 (Nov. 9, 1988); Hardware Wholesalers, Inc., SEC No-Action Letter, 1987 WL 108008 (May 26, 1987); Speer Hardware Co., SEC No-Action Letter, 1987 WL 107433 (Jan. 5, 1987); Speer Associated Distributors, Inc., SEC No-Action Letter, 1985 WL 54480 (Sept. 12, 1985); United Hardware Distributing Co., SEC No-Action Letter, 1985 WL 54135 (May 6, 1985); OUR OWN Hardware Co., SEC No-Action Letter, 1984 WL 45162 (April 25, 1984); American Hardware Supply Co., SEC No-Action Letter, 1984 WL 44919 (Jan. 9, 1984); Services Centers Corp., SEC No-Action Letter, 1993 WL 177856 (May 21, 1993) (credit unions); Peer Marketing Associates, Inc. (Feb. 3, 1993) (tobacco and confectionery distributors); Associated Grocers of New England, Inc., SEC No-Action Letter, 1989 WL 246382 (Oct. 5, 1989) (retail grocers); NDS/Basic, Inc., SEC No-Action Letter, 1988 WL 234433 (June 30, 1988) (office supplies dealers); Associated Grocers, Inc., SEC

I. BACKGROUND

Description of Business

Handy is a purchasing cooperative for independent retail hardware dealers ("Members") that was incorporated as a Texas corporation on January 6, 1961. Handy's stock has never been, and is never expected to be, publicly traded. Handy buys merchandise from vendors in quantity lots, warehouses the merchandise and resells it in smaller lots to Members. Handy's central warehouse and offices are located in Houston, Texas. As of March 21, 2006, Handy had 1,144 active Members located in Texas, Louisiana, Mississippi, Alabama, Florida, Oklahoma, Arkansas, Colorado, New Mexico, and Tennessee, as well as in Mexico and Central America. All of Handy's shareholders are Members and all of its Members are shareholders.

Current Compliance with the 1934 Act

Handy's Class A Common Stock, Class B Common Stock and Preferred Stock were originally registered on a Form 8-A filed with the Commission on April 30, 1987, pursuant to Section 12(g) of the 1934 Act. Accordingly, Handy files 1934 Act periodic reports pursuant to Section 13 of the 1934 Act, but is not an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Under Section 13 of the 1934 Act, Handy is current in its reporting obligations and has timely filed all periodic reports required to be filed thereunder for the preceding three years and the portion of the current year preceding the date of this no-action letter. Pursuant to Rule 12g-4, after Handy files with the Commission a certification on Form 15, it will continue to comply with all of its obligations under the 1934 Act for such ninety day period other than its obligations under Section 13(a) and 15(d).

Current Compliance with 1933 Act

Handy filed a Form S-18 with the Commission on March 1, 1982 registering the Company's stock under the 1933 Act. Since that time, Handy has maintained a succession of 1933 Act registration statements solely covering the sale of stock to Members. Prior to April 30, 2006, Handy's stock was being offered pursuant to Registration Statement No. 333-124252 on Amendment No. 3 to Form S-2 (the "Registration Statement"). The Registration Statement provided for a continuous offering and was declared effective as of June 17, 2005. The Registration Statement was compliant with Section 10(a)(3) of the 1933 Act and Handy suspended sales of its stock under the Registration Statement on April 30, 2006 (16 months after the date of the audited financial statements contained in the Registration Statement). Since June 17, 2005, Handy has not

No-Action Letter, 1988 WL 233663 (Feb. 12, 1988) (retail grocers); Professional Veterinary Products, Ltd. SEC No-Action Letter (July 12, 1996); Cap Rock Telephone Company, Inc., LEXIS 1994 SEC No-Act (Nov. 4, 1994).

and shall not through the date of consummation of the Plan: (i) have any other registration statement become effective under the 1933 Act; (ii) update any registration statement pursuant to Section 10(a)(3) of the 1933 Act; or (iii) file any post-effective amendment to its currently effective Registration Statement, other than to file a post-effective amendment to terminate the registration under the 1933 Act of any remaining unsold securities initially registered under the Registration Statement, which such post-effective amendment Handy affirmatively represents that it will file.

II. HANDY'S CURRENT AND PROPOSED STRUCTURES

Current Structure

Currently, Handy is a Texas corporation which issues three classes of stock: Class A Common Stock, Class B Common Stock and Preferred Stock. Any independent hardware dealer can become a shareholder in Handy upon entering into a Member Contract and Subscription for Shares Agreement. Members must purchase 10 shares of Class A Common Stock and may never own more than, or less than, those 10 shares. Members must agree to buy Class B Common Stock and Preferred Stock based on purchasing requirements described below. Class A Common Stock is the only class of stock with voting rights (except as Texas law requires class voting, as in the case of amendments to the articles of incorporation if the amendment relates to certain changes to the shares of that class). Thus, each Member has exactly 10 votes on matters brought before shareholders. The total value of Class A Common Stock, Class B Common Stock and Preferred Stock cumulatively purchased by its current Members as of December 30, 2005 is $1,074,000, $9,649,700, and $9,923,725, respectively. Handy pays annual dividends on its Preferred Stock, but has never paid dividends on its Class A or B Common Stock. Members may not transfer or hypothecate shares of Class A Common Stock without first offering the shares to Handy, but there is no prohibition on transfer or hypothecation of Class B Common Stock and Preferred Stock. However, Members rarely transfer, pledge or hypothecate any of the Company's shares. All shares of Handy's stock are purchased from Handy at the price of $100 per share. Handy is not publicly traded, so no known secondary market exists for Handy's stock. As described below, if a Member withdraws from membership in Handy, Handy will repurchase its shares for $100 per share.

Proposed Structure

Handy affirmatively covenants to file a proxy statement and Schedule 13E-3 in compliance with the requirements of Regulation 14A and Rule 13e-3 under the 1934 Act in order to solicit shareholder approval of the adoption of the Plan. Among the purposes of the Plan will be to:

(1) Approve the organization and operation of Handy on a cooperative basis under Subchapter T of the Internal Revenue Code;

(2) Convert from a Texas corporation to a Delaware corporation pursuant to Article 5.17 and other applicable provisions of the Texas Business Corporation Act ("TBCA") and Section 265 and other applicable provisions of the Delaware General Corporation law ("DGCL"), which includes filing a Certificate of Incorporation in Delaware and adopting bylaws that conform to Delaware law;

(3) Change the capital structure of Handy by converting all issued and outstanding shares of Preferred Stock into shares of Class B Common Stock on a share-for-share basis and to no longer authorize Preferred Stock;

(4) Prohibit the payment of dividends or other distributions of property and distribute only patronage rebates based solely upon a Member's proportionate amount of warehouse purchases by all Members on an annual basis;

(5) Prohibit the transfer of any shares of its stock or notes except to Handy and prohibit the pledge or hypothecation of any shares or notes.

(6) Authorize a new class of stock titled Class C Common Stock, par value $100, which will only be issued for partial payment of patronage rebates if a Member is underinvested;

(7) Require each Member to execute a new Member Contract and Subscription to Shares Agreement as approved by the Members at the annual or special meeting; and

(8) Terminate registration under both Acts of its Class A Common Stock, Class B Common Stock and Preferred Stock.

If the Plan is approved, Handy will file a Certificate of Incorporation in Delaware which will affirmatively state that Handy must operate on a cooperative basis under Subchapter T of the Code. Although neither the Code nor the regulations define "operating on a cooperative basis", the meaning of the term has been the subject of considerable and well settled administrative and judicial interpretation. To meet the definition of "operating on a cooperative basis" the following three criteria must be satisfied: (1) there must be subordination of capital, both as in regard to control over the cooperative undertaking, and as in regard to the ownership of the pecuniary benefits arising therefrom (i.e., the Company cannot declare dividends on capital contributions); (2) the corporation must return its net earnings, defined as net income remaining after tax computed in accordance with GAAP, as patronage distributions, in proportion to the business done by its patrons participating in the cooperative endeavor; and (3) there must be democratic control, meaning that each of the corporation's members has one vote for the election of directors. [2] It is our opinion that the Plan will require Handy, based on the above factors, to operate on a cooperative basis.

If the Plan is approved, Handy will not retain any portion of the net earnings from its business with its Members in excess of what is reasonably determined to be necessary for working capital and reserves for the business. Instead, the Board of Directors will annually declare patronage rebates representing all of the excess of net earnings realized from business done with or for Members over the amount that has been determined to be necessary for working capital and reserves. Handy's main purpose has never been and will not be to provide its members a return on invested capital. For example, in Handy's Form 10-K for 2004, Handy stated that:

> "The variation in the Company's earnings per share from year to year results from the Company's commitment to price its merchandise in order to deliver the lowest cost buying program for Members-Dealers, which often results in lower net earnings for the Company.... In 2004, Handy Hardware maintained its financial condition and its ability to generate adequate amounts of cash while continuing to make significant investments in inventory, warehouse facilities, delivery equipment and computer software and hardware to better meet the needs of its Members."

Thus, Handy will continue, as it has always done, to focus on providing its Members with low cost, quality merchandise to increase its Members' profits rather than its own profits. Handy's net earnings for the fiscal year end 2004 were less than one-half percent of revenues and often net earnings have been less than dividends on Preferred Stock. Moreover, Handy has distributed dividends on Preferred Stock in the amount of $572,724 and $524,193 for the fiscal years 2004 and 2003 respectively, while its net earnings after tax and dividends on Preferred Stock were $547,904 and $326,884 for the same periods. The five year average for dividends on Preferred Stock for the years 2000 through 2004 was $562,013 while the five year average for net earnings after tax and dividends on Preferred Stock was $182,895. In addition to these measures, many of Handy's business decisions are based on Handy's cash flow, which has been even lower than net earnings after tax and dividends on Preferred Stock. The net increase (decrease) in cash and cash equivalents for the fiscal years 2004 and 2003 respectively were $322,383 and ($327,645) while the five year average for the increase in cash and cash equivalents for the years 2000 through 2004 was $43,063. If the Plan is approved, Handy anticipates having the same general level of net earnings that it will distribute as patronage rebates instead of dividends on Preferred Stock. Additionally, Handy will continue to provide year-end audited financial statements to its Members.

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[2] *See Puget Sound Plywood v. Commissioner of Internal Revenue*, 44 T.C. 305 (1965).

Handy will still offer advertising and trade name usage to its Members if they choose to use them, but will not make them (and has never made them) mandatory in an effort to create a "Handy" brand name. All of the Members choose their own store name and only 3 out 1,144 Members currently use the brand or trade name "Handy Hardware" in their store name.

If the Plan is approved, the holders of Class A Common Stock and Class B Common Stock will remain the same (Members only) and the rights and privileges of the holders of Class A Common Stock will not change. Each share of Class A and Class B Common Stock will be converted on a one-for-one basis into a share of Class A and Class B Common Stock, respectively, in the resulting Delaware corporation. The holders of Class B Common Stock will be prohibited from transferring or hypothecating their shares except transfers to Handy. Members will still be required to purchase Class B Common Stock bi-monthly (simultaneously with bi-monthly invoicing for hardware purchases) based on the required stock ownership level discussed more fully below. In addition, upon opening an additional store, each Member will be required to purchase an additional ten shares of Class B Common Stock rather than ten shares of Preferred Stock.

Upon approval of the Plan, Handy will create a new class of stock, designated as Class C Common Stock, par value $100, with 200,000 authorized shares. The holders of Class C Common Stock will be Members only and will have rights and privileges identical to the holders of Class B Common Stock: (i) holders of Class C Common Stock will not have voting rights on any matters, (ii) holders will be prohibited from transferring shares of Class C Common Stock except to Handy, and (iii) holders will be prohibited from pledging shares of Class C Common Stock. Unlike Class B Common Stock, Class C Common Stock will only be issued as a patronage rebate to the extent necessary for a Member to meet its required stock ownership requirements (as more fully discussed below).

Additionally, Handy will still continue to require Members to own a minimum amount of Common Stock (Class A, B or C combined must total $20,000 or 200 shares) and differing amounts of stock above that level based upon warehouse purchases. If a Member's actual stock ownership is less than the required stock ownership, Handy will add a charge of 2% of warehouse purchases to Members' bi-monthly statement for a year, which 2% charge will be accumulated and used to purchase Class B Common Stock on a bi-monthly basis. This 2% charge Handy requires of its under-invested Members was originally created to cover Handy's operational expenses. Currently, Member stock purchases do not cover general and administrative expenses unrelated to operations and services provided directly to Members estimated to have been approximately $4,000,000 for the year 2005. Even though this charge now only covers 8% of Handy's operational expenses, Handy has chosen to require that 2% of warehouse purchases be used for stock purchases to benefit its Members, as Handy believes that it is a helpful to have this cash flow to help offset those expenses.

If a Member's actual stock ownership is equal to or more than the required stock ownership, then the Member is exempt from the 2% charge for that year. If at the end of a year a Member is over-invested by $4,000 or more, then in the following year, Handy will offer to repurchase the total over-invested amount of Class B Common Stock at a price equal to or less than par value ($100 per share) over a period of four years at a rate of ¼ of the over-invested amount per year.

III. DISCUSSION AND BASIS FOR OPINION

A. When is Stock a Security?

Section 2(a)(1) of the 1933 Act [3] and Section 3(a)(10) of the 1934 Act [4] set forth virtually identical definitions of the term "security." Both definitions list "stock" as a security. The United States Supreme Court has, however, in *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 848 (1975) rejected at the outset any suggestion that the purchase of an apartment in a housing cooperative, evidenced by the sale of shares called "stock" must be considered a securities transaction simply because the statutory definition of a security includes the words "any...stock." Moreover, the court rejected an inflexible, literal approach that would require any instrument called "stock" to be classified as a security, and stated instead that "[c]ommon sense suggests that people who intend to acquire only a residential apartment in a state-subsidized cooperative, for their personal use, are not likely to believe that in reality they are purchasing investment securities simply because the transaction is evidenced by something called a share of stock." [5]

The Supreme Court in *Forman* established a two-part test to determine whether an instrument that is called "stock" is a security for purposes of the Acts:

1. The Supreme Court in *Forman* stated that if an instrument is both called "stock" and bears stock's usual characteristics, a purchaser justifiably may assume that the federal securities laws apply. [6] The characteristics of stock listed by the Supreme Court are:

   a. the right to receive dividends contingent upon an apportionment of profits;

   b. negotiability (*i.e.*, transferability);

   c. the ability to be pledged or hypothecated;

[3] 15 U.S.C. § 77(b)(1).
[4] 15 U.S.C. § 78c(a)(10).
[5] *Forman* at 848.
[6] *Landreth Timber co. v. Landreth*, 471 U.S. 681, 686, 105 S.Ct. 2297, 2302 (1985).

d. the conferring of voting rights in proportion to the number of shares owned; and

e. the capacity to appreciate in value. [7]

2. If the instrument does not have the usual characteristics of stock, it may still be a security if it constitutes an "investment contract," which is a catch-all category included in the definition of "security" under both the Acts. [8] The Supreme Court in *Forman* adopted the test established in *SEC v. W.J. Howey Co.*, to determine whether an instrument is an "investment contract." The test is "[w]hether a scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others." [9]

B. <u>Handy's Class A, Class B and Class C Common Stock are not "Securities" under the Five Factor *Forman* Test</u>

Although the instruments issued by Handy to its Members are called "stock," they do not possess characteristics traditionally associated with stock in a business corporation as outlined in *Forman*. Similar to the fact pattern in *Forman*, a Member views the mandatory purchase of the Class A and Class B Common Stock in Handy as a necessary incident to buying merchandise from Handy and not as the purchase of an investment security. Rather, Members expect a return from their own efforts, i.e., their purchases of merchandise from the Company, not from their investment of capital. Applying the five characteristics from *Forman* to Handy's stock leads to our opinion that Handy's stock does not have the significant characteristics of a security as defined in the 1933 Act and the 1934 Act.

1. <u>Dividends versus Patronage Rebates</u>

Purchasing cooperatives often pay to their members an annual "patronage rebate," representing substantially all of the net earnings of the cooperative remaining after establishment of necessary working capital reserves. Nearly all of the cooperatives described in the previous no-action letters provide for patronage rebates (Feltus Hardware Inc., Hardware Wholesalers, Inc., United Hardware Distributing Co., OUR OWN Hardware Co., American Hardware Supply Co., Services Centers Corp., Peer Marketing Associates, Inc., Associated Grocers of New England, Inc., NDS/Basic, Inc., Professional Veterinary Products, Ltd.) [10] Since the purpose of a purchasing cooperative is to benefit

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[7] Id.
[8] *Forman*, 421 U.S. at 851-58.
[9] *SEC v. W.J. Howey Co.*, 328 U.S. 293, 301, 66 S.Ct. 1100, 1104 (1946).
[10] See n.1 above for a listing of the prior cooperative no-action letters. Of these, only the Speer Hardware Company letters does not mention a patronage rebate.

its members rather than to operate at a profit, Handy will be required to account for its net earnings in accordance with cooperative principles by distributing to its members as patronage rebates all its net earnings from business done with or for Members in excess of reasonable reserves for necessary purposes of the Company. Thus the patronage rebate is in effect a rebate or refund of amounts previously paid by the Member for purchases from the cooperative. Prior no-action requests have been issued by the SEC in situations where a cooperative pays a patronage rebate.

Pursuant to the Plan, Handy's governing corporate documents will be amended to eliminate any reference to Preferred Stock, will expressly prohibit the payment of dividends or other distributions of property other than patronage rebates, and will instead provide only for the payment of patronage rebates.

As contemplated by the Plan and Subchapter T of the Code, Handy will:

(1) be obligated to pay patronage rebates to its Members;
(2) on the basis of quantity or value of warehouse purchases by the Members;
(3) based on the net earnings of Handy from warehouse purchases by its Members.

Accordingly, Handy will not retain any portion of the net earnings from warehouse purchases by its Members in excess of what will reasonably be determined to be necessary for working capital and reserves for the business. Instead, the Board of Directors will annually declare patronage rebates representing all of its net earnings realized from warehouse purchases by its Members in excess of the amount that will be determined to be necessary for working capital and reserves. For instance, if Handy's net earnings from warehouse purchases after provision for income tax and holdbacks for working capital and reserves amounts to $1,000,000, and a Member's warehouse purchases accounted for 1% of all warehouse purchases made by Members, that Member would receive $10,000, or 1% of $1,000,000. If Handy does not have any net earnings based on patronage at the end of a year, the Board of Directors may choose not to distribute patronage rebates.

The patronage rebate is based on each Member's patronage of Handy, as opposed to being based on ownership in Handy, as is the case of a dividend. Handy may, but does not currently intend to, include both total warehouse purchases and direct manufacturer purchases in determining the amount of patronage rebate owed to each Member. A direct manufacturer purchase is a purchase that is shipped directly to the Member from the vendor without being shipped to or delivered from Handy's warehouse. Members pay Handy directly for these purchases. In the past, Handy has not included a stock purchase requirement based on a Member's direct manufacturer purchases similar to the current stock purchase requirement based on warehouse purchases. Handy will continue to leave this option available for cash flow reasons; however, if Handy begins to require stock purchases based on a Member's level of direct manufacturer purchases, it will also give a patronage rebate based on these direct purchases.

The manner of payment of patronage rebates to be distributed to each Member will differ based on whether the individual Member has reached that Member's required stock ownership level. If the Plan is approved, a Member's required stock ownership level will be calculated as follows:

Total Annual Merchandise Purchases	Percentage of Stock to Purchases	Required Stock Ownership Level
Level 1 $1 to $250,000	12.5% of total purchase amount	$31,250
Level 2 $250,001 to $500,000	10.0% of total purchase amount	$56,249
Level 3 $500,001 to $750,000	7.5% of total purchase amount	$74,999
Level 4 $750,001 to $1,000,000	5.0% of total purchase amount	$87,499
Level 5 $1,000,001 and above	2.5% of total purchase amount	

For all Members, a minimum of 20% of any patronage rebate will be paid out in cash. For Members who meet their required stock ownership level, the balance will be paid either in cash or notes, or a combination of the two, as determined by the Board of Directors. For Members who have not reached their required stock ownership level, the balance will be paid out in Class C Common Stock to the extent necessary to meet the required stock ownership requirements, and the remaining amount of the balance, if any, will be paid out in any combination of cash or notes, as determined by the Board of Directors based on the amount of cash Handy has available for distribution.[11] The Class C Common Stock will only be issued in the manner set forth above as partial payment of the patronage rebate and only if a Member has not reached its required stock ownership level.

The payment of patronage rebates based on the proportionate amount of warehouse purchases by each Member on an annual basis, rather than payment of dividends based on ownership levels, as contemplated by the Plan, differs substantially from the usual characteristics of "stock." In *Forman*, the tenants purchased stock for the economic benefit of subsidized low-cost housing and not with the expectation of making a profit on the stock.[12] Similarly, Handy's Members seek membership in Handy in order to realize

[11] Associated Grocers of New England, Inc., SEC No-Action Letter, 1989 WL 246382 (Oct. 5, 1989) (allowed at least twenty percent of the patronage dividends to be paid in cash. The balance was paid in Class B stock to the extent necessary to meet the Class B stock ownership requirements or in patronage dividend certificates....).
[12] *Forman* at 851.

reduced merchandise costs by purchasing inventory collectively in large volumes as the economic benefit, not to realize appreciation in their investment in the stock. This is a critical difference between Handy and ordinary business corporations: the economic benefits which accrue to Handy's Members are directly related to their patronage activity (i.e., the amount of their purchases from Handy), while the economic benefits in a regular business corporation are returned to the shareholders in direct proportion to their investment in the corporation (i.e., the number of shares held). A Member's decision to associate with Handy is not predicated on the opportunity to realize investment profits, but rather the evaluation of the economic benefits of lower cost merchandise through large volume buying power.

2. Transferability

Currently, Members may not transfer shares of Class A Common Stock without first offering the shares to Handy. The shares of Class B Common Stock and Preferred Stock are freely transferable. There are no shares of any class of outstanding stock of Handy that have been transferred to a non-Member third party. Under the Plan, Handy will amend its organizational documents so that holders of Class A, Class B and Class C Common Stock will not be allowed to transfer any shares, except to Handy. Handy will include a provision in its Certificate of Incorporation that requires all certificated shares to have a legend that prohibits transferability (if uncertificated shares, a notice will be sent to each holder containing the restrictions).

The transferability restrictions contemplated by the Plan differ substantially from the usual characteristics of "stock." In *Forman,* the tenants could not transfer or assign their common stock, which is also true for the holders of Handy's shares under the Plan.

3. Hypothecability

Currently, there are no restrictions on the pledge or hypothecation of any class of Handy's stock. A total of 10 shares of Class A Common Stock, 55 shares of Class B Common Stock and 55 shares of Preferred Stock were pledged to a financial institution at least seven years ago by a former Member. Handy is unable to reacquire those pledged shares and intends to submit them to the state where the former Member is located as unclaimed property. Handy is not aware of any other pledged shares by Members or former Members. Handy is not aware of any lending institution that has perfected a security interest in shares owned by Members or former Members. Under the Plan, Handy will amend its organizational documents to expressly prohibit any of the classes of common stock being pledged or hypothecated. Additionally, all certificated shares will have a legend that prohibits the ability of a Member to pledge or hypothecate the shares (if uncertificated shares, a notice will be sent to each holder containing the restrictions).

The restrictions on hypothecation and pledges contemplated by the Plan differ substantially from the usual characteristics of "stock." In *Forman*, the tenants could not pledge their common stock, which is also true for the holders of Handy's shares under the Plan.

4. Voting

If the Plan is approved, the voting rights of holders of Class A Common Stock and Class B Common Stock will remain the same. Only Handy's Class A Common Stock carries voting rights (except as Delaware law requires class voting, as in the case of amendments to the certificate of incorporation if the amendment relates to certain changes to the shares of that class). In addition, the holders of Class C Common Stock will not have any voting rights. Because each Member will own ten shares of Class A Common Stock, no more and no less, and because the other classes are nonvoting, each Member has equal voting power in Handy, though Members may have widely different dollar amounts invested in Handy's stock. Thus a Member's voting rights are not proportionate to the dollar amount of its investment, as would be the case in an investment in the common stock of a business corporation.

The equality of all Members' voting power, without regard to amount of stock owned, differs substantially from the usual characteristics of "stock." Similar to *Forman* where the voting rights were not in proportion to the number of shares owned, Handy's Class A Common Stock gives each holder ten votes on Handy matters; however, there is no correlation between the number of votes a Member has (always ten votes) and the true measure of economic benefit to the Member, which is the size of the patronage rebate which the Member will receive (which is based solely on the volume of business done with Handy, not share ownership).

5. Appreciation in Value

Handy believes that there is no ability for its stock to appreciate in value. All shares of stock always have been and will continue to be sold to Members for $100 per share, which is the par value. Repurchases by Handy will be made at a price equal to or less than the price originally paid, or $100 per share for Class A, Class B and Class C Common Stock, which all have $100 par value. Additionally, because Handy is not publicly traded and because the stock will not be transferable to third parties, Handy does not believe that any of its stock will ever appreciate in value.

The inability of Handy's stock to appreciate differs substantially from the usual characteristics of "stock." In *Forman*, the tenants who desired to sell their shares were required to offer the stock back to the housing cooperative at its initial price. Although Handy has a large number of Members, which could be viewed as a potential secondary trading market in itself, under the Plan, the Members will not be allowed to transfer their stock to other Members or prospective Members. Each Member only will be able to sell its shares back to Handy at the same price or less than the same price such Member paid for it, so there is no opportunity for the shareholder-member to realize any gain from the sale of Handy shares due to appreciation in value.

In Handy's Certificate of Incorporation, the provision on liquidation and dissolution will be amended so that upon liquidation or dissolution of Handy, whether voluntary or involuntary, and after paying or discharging all of its obligations, Handy will pay the original purchase price of the shares, which is the par value, to the holders of Class A, B and C Common Stock. In the unlikely event there is a balance in liquidation proceeds after payment of the original purchase price to the Members, any excess proceeds shall be divided pro rata among the Members in proportion to their patronage during the most recent full fiscal year (unless the IRS requires a different time period for determining patronage).

Section 281 of the DGCL requires that: "[a]ny remaining assets shall be distributed to the Stockholders of the dissolved Corporation . . .." In our opinion, the DGCL requires Handy to distribute any excess profits to the Members rather than to a charity or escheat to the State of Delaware. We believe that if the Certificate of Incorporation requires that Handy distribute its excess net earnings to its Members based on patronage, rather than stock ownership, it will comply with both the DGCL and *Forman* because the excess will be going to the Members as required by the DGCL, but based on patronage in a manner consistent with *Forman*. The distribution of a patronage rebate upon liquidation is no different than a distribution of a patronage rebate at any other time. A patronage rebate upon liquidation will not be based on stock ownership at the time, but instead will strictly be based on the amount the current Member has purchased from Handy for the most recent full fiscal year. In the unlikely event that there is an excess amount of proceeds upon liquidation, the only appreciation will be the potential patronage rebate rather than the value of the stock.

The SEC has previously granted no-action requests to companies that had liquidation provisions in their organizational documents which allowed for the excess in liquidation proceeds after the payment of any debts and amounts held back in reserves to be distributed to the members based upon each member's patronage to the company:

- American Truckload Cooperative, Inc., SEC No-Action Letter 1993 WL 262725 (July 1, 1993) ("Since ATC is in business to aid its members to obtain profits in their business, it is not a charitable corporation. In any winding up of ATC, ATC is required to distribute to its members any property remaining after the payment of the coop's obligations. The bylaws of ATC provide that member-related income 'shall be divided pro rata among the Members in proportion to their patronage.'");
- NDS/BASIC, Inc., SEC No-Action Letter, 1988 WL 234433 (June 30, 1988) ("The Certificate of Incorporation provides that the residual assets of the Cooperative remaining after the payment of its liabilities, the distribution to its preferred stockholders of an amount equal to the par value of their Preferred Stock and to the common stockholders of an amount equal to the original purchase price for their common stock, shall be distributed to past and present Members upon the basis of quantity or value of business done over the years with the Cooperative.");
- Independent Stationers, Inc., SEC No-Action Letter, SEC No-Action Letter 1994 WL 133456 (Apr. 15, 1994) ("In the quite unlikely event that there would be assets remaining after the distributions with respect to Class A and common shares, any excess amount would be distributed to the then extent and former holders of common shares in proportion to their patronage of the company.");
- Peer Marketing Associates, Inc., SEC No-Action Letter 1993 WL 28727 (Feb. 3, 1993) ("Even upon any such liquidation, dissolution or winding up of PMA, the portion of PMA's then remaining assets to be devoted to the retirement of its Common Stock shall equal but $100 per share, a sum equal to the original subscription price thereof. The balance of PMA's assets, if any, shall be paid to its Members as patronage refunds.")

In previous no-action letters, companies were able to obtain affirmative no-action relief from the SEC that registration was not required in situations where they were not organized as a non-profit corporation under state law. Most of the companies that were granted no-action requests had the same structure that Handy will have, in that they were corporations operating as a cooperative under Subchapter T. Even if Handy were to convert to a non-profit corporation under the Texas Non-Profit Corporation Act or to a cooperative under the Texas Business Organizations Code rather than converting to a Delaware corporation, both statutes allow Handy upon liquidation to distribute any excess proceeds to the Members based on their patronage. [13]

In our opinion, a patronage rebate paid upon liquidation would not be an appreciation in the value of the stock nor would it be a windfall for the Members because it would be solely based on the amount they have purchased from Handy and would be no different than any other patronage rebate.

Non-Member Revenue

The existence of a small percentage of revenue from non-member business does not change the conclusion that the Company's stock is not a security. In the *Forman* decision, the Supreme Court held that the stock of the residential housing cooperative did not involve the kind of profits which would transform such stock into a security even though the members of the cooperative benefited from non-cooperative income derived from leasing professional offices and parking spaces and from operating community washing machines. [14] The Court relied on the economic reality that the members purchased the cooperative's stock in order to procure housing at a beneficial price, and not because they expected to realize a profit from such incidental activities. [15] The Court concluded that the focus of the arrangement was obtaining cooperative housing; the existence of incidental profit did not constitute an "expectation of profit" for purposes of making the stock a "security." [16]

For the years 2003, 2004 and 2005, less than 1% of the Company's revenues were from non-member related sales. Non-member revenue for Handy includes income from sources such as: (i) fees from vendors for the lease of a booth at market, (ii) sales of merchandise to employees, and (iii) insurance dividends. This non-member revenue, when evaluated in the context of its significance to total business operations, is insignificant and is merely incidental to Handy's operating activities. Significantly, Handy does not sell its products to parties other than

[13] *See* Tex. Non-Profit Corp. Act art. 1396-6.02 ("**Unless provided otherwise by a provision in the corporation's articles of incorporation**, the remaining assets of the corporation shall be distributed only for tax exempt purposes to one or more organizations which are exempt under Section 501(c)(3)....) (emphasis added); Tex. Bus. Org. Code §251.403 (" (5) by distributing any surplus in the manner provided by the certificate of formation: (A) among the patrons who have been members or subscribers of the cooperative association during the six years preceding the date of dissolution, **on the basis of patronage during the period**; (B) as a gift to any cooperative association or other nonprofit enterprise designated in the certificate of formation; or (C) by a combination of both methods of distribution.") (emphasis added).
[14] *Forman* at 855-856.
[15] *Id.*
[16] *Id.*

its own Members (or prospective Members) and does not market to anyone other than its Members. If the Plan is approved, Handy anticipates that non-member revenue will be comparable to that in previous years.

There are currently thirty-four former Members who still hold shares of Handy, which represent less than 1% of the total outstanding shares. At this point in time, most of the former Members who are shown to be shareholders cannot be found, despite repeated attempts by Handy to locate them. Upon the passage of the required time period under escheat laws for the state where the Member is located, each former Member's shares will be submitted to the state as unclaimed property. Until the time the shares escheat, it is our opinion that this minimal amount of stock held by former Members will not constitute "securities" within the meaning of the Acts. Former Members are not purchasing any merchandise from Handy and the stock issued in their names is frozen, without payment of any dividends, with no rights other than to be paid the par value, $100 per share, if the former Members can be found. Additionally, no interest of any sort is being accrued or paid.

C. Handy's Class A, Class B and Class C Common Stock are not Investment Contracts

The second test under the *Forman* decision, is determining whether or not the instrument constitutes an "investment contract." An instrument constitutes an investment contract if it is a scheme that involves an investment of money in a common enterprise with profits to come solely from the efforts of others. [17] Handy believes that its stock fails to meet this second part of the *Forman* test.

First, Handy's Members do not invest in Handy with any expectation of receiving profits solely from the efforts of others, as would an investor in an ordinary business corporation. Rather, the benefit a Member expects from its membership is greater profitability of its own business, in part through access to Handy's goods and services, but principally through the Member's own efforts. Handy's role is not to take money from a passive investor and manage it so as to return to the investor a profit, but to provide goods and services that enable an active businessman to derive greater profits from its own business.

In a case involving a sugar cane marketing cooperative, the Eastern District of Louisiana addressed this issue as follows:

> It is readily apparent that local sugar cane farmers purchasing shares of stock in the defendant cooperative did not believe that they were purchasing investment securities. The inducement to purchase was membership in an association that would provide the sugar cane farmer with services he might not otherwise obtain....

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[17] *SEC v. W.J. Howey Company*, 328 U.S. 293 (1946).

> The cooperative member did not participate for the purpose of obtaining profits from investment securities.[18]

Handy's stock also fails to satisfy the investment contract test in that the Members do not receive any "profits" from their investment. Like Handy, other companies as to which the SEC has taken no-action positions require their members to purchase stock or similar instruments on a continuing basis based on a percentage of the member's purchase of material from the company. [19] Similarly, Handy's patronage rebate will be based on each Member's patronage of Handy rather than ownership in Handy. Additionally, as noted previously, there is no ability for appreciation in value of any class of Handy's stock, and no dividends will be paid on Handy's Class A, Class B or proposed Class C Common Stock except in the form of patronage rebates. The SEC has previously granted no-action requests based upon legal opinions that patronage rebates received by members of a cooperative do not constitute "profits" within the meaning of the investment contract test. [20] Equity credits or patronage rebates are not profits similar to income from ordinary stock investments, but are rebates or refunds to members based solely on patronage and not on the amount of money invested in stock.[21]

D. <u>Handy's Notes are not Securities</u>

In addition to the analysis immediately above, courts have analyzed whether a note constitutes a security. The Supreme Court in *Reves* v. *Ernst & Young*, made it clear that mere characterization of an instrument as debt is not dispositive of the issue of whether it is a security.[22] In *Reves*, the Supreme Court stated that the notes are not securities *per se*, but must be defined using the "family resemblance" test. [23] Under that test, a note is presumed to be a security unless it bears a strong resemblance to one or more instruments contained in a judicially crafted list of instruments that, although commonly denominated notes, falls outside the "security" category. The Supreme Court went on to note that the presumption may be rebutted only by showing that the note bears a strong resemblance to one of the enumerated categories of instruments which are exceptions, as determined by using the following four factors: (1) the motivations that would prompt a reasonable seller and buyer to enter into a transaction; (2) the "plan of distribution"; (3) the reasonable expectations of the investors; and (4) additional factors,

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[18] *B. Rosenberg & Sons, Inc. v. St. James Sugar Cooperative, Inc.*, 447 F.Supp. 1, 4 (E.D. La. 1976), *aff'd*, 565 F.2d 1213 (5th Cir. 1977).
[19] Feltus Hardware Inc., SEC No-Action Letter, 1988 WL 235185 (Nov. 9, 1988) (2% requirement); Speer Associated Distributors, Inc., SEC No-Action Letter, 1985 WL 54480 (Sept. 12, 1985) (2% requirement); United Hardware Distributing Co., SEC No-Action Letter, 1985 WL 54135 (May 6, 1985) (2% requirement); Associated Grocers of New England, Inc., SEC No-Action Letter, 1989 WL 246382 (Oct. 5, 1989).
[20] Id.
[21] Id.
[22] *Reves* v. *Ernst & Young*, 110 S. Ct. 945 (1990).
[23] *Id.*

such as the existence of another regulatory scheme, which would reduce the risk of the note, thereby rendering application of the 1933 Act unnecessary.[24]

Under the Plan, Handy will distribute notes under two different conditions. The first condition is when a Member sells its shares back to Handy and the Member chooses to receive a note rather than cash upon the repurchase of their shares ("Member Withdrawal Notes") and the second condition is a distribution of a note as partial payment of a patronage rebate ("Patronage Rebate Notes", collectively with the Member Withdrawal Notes, the "Notes").

Member Withdrawal Notes

If a Member withdraws from Handy, its Class B and proposed Class C Common Stock will be required to be repurchased by Handy at $100 per share, which is par value. The cash paid immediately will be the greater of: (a) $3,000 or (b) 20% of the aggregate par value of such shares, with the balance of the Class B and proposed Class C Common Stock repurchase amount to be paid at the Member's option, either: (i) at 100% of par value, with equal payments on a deferred basis for five years; or (ii) with immediate payment in cash at 85% of par value. The Member Withdrawal Notes will not bear any interest, will be unsecured and may be redeemed early at the option of Handy.

The *Reves* first factor is to determine the motivations that would prompt a reasonable person to enter into a transaction. These Member Withdrawal Notes, if used at all, would be issued to the withdrawing Member, not as a result of an investment acquired with the intention to earn a profit, but from the unpredictable event of the Member withdrawing from Handy. There would be no intent when money is paid to Handy to make a profit; the Member Withdrawal Note simply represents the terminating steps of a commercial transaction, not an investment vehicle "motivated" by the desire to earn a profit. The Member Withdrawal Note also fails the second factor of the *Reves* test in that the Member Withdrawal Note is not issued or traded for speculation; there is no general offer to a broad segment of the public on its issuance, and there is no secondary trading market. The third factor in *Reves*, the "reasonable expectations of the investing public," would also indicate that the Member Withdrawal Notes are not investments. Independent hardware dealers become members of Handy to purchase goods at a lower price through Handy's large buying power, not because Handy advertises to independent hardware dealers that they can invest in Handy by becoming a member. Unlike the *Reves* case in which the cooperative's advertisements characterized the notes as "investments" and thereby created expectations/perceptions that made it seem reasonable for a prospective purchaser to believe he was making an investment to realize gain, Handy makes no such characterizations and it encourages no expectations or perceptions that participating in the cooperative will bring such Member gain or appreciation in any investment sense. As to the fourth test in *Reves*, the

---

[24] *Id.*

Members have the option to accept cash for their shares upon withdrawal which would reduce all risk involved since they would not be receiving a Member Withdrawal Note.

Patronage Rebate Notes

The second condition in which Handy will distribute notes will be as partial payment of a patronage rebate. The Board of Directors will determine, at the time patronage rebates are issued, the amount of the patronage rebate that will be distributed via a note. The Patronage Rebate Notes will not bear any interest, will be unsecured and may be redeemed early at the option of Handy. As is true with the Member Withdrawal Notes, these Patronage Rebate Notes do not constitute securities within the meaning of the Acts.

The Patronage Rebate Notes should not be characterized as securities because the Patronage Rebate Notes will simply formalize an open-account debt incurred in the ordinary course of business in that the amount of the Patronage Rebate Notes will be the non-cash amount of patronage rebates due to the Member. Under the first *Reves* factor, Members do not acquire Patronage Rebate Notes from any intent to realize a "profit" from their "investment." In the case of Handy as noted above, the Member is motivated by the desire to be able to purchase goods at a lower price through Handy's large volume buying power. The Patronage Rebate Notes will be given in lieu of cash and will correct for any cash flow needs of Handy. Second, the Court in *Reves* analyzed the plan of distribution of the instrument to determine whether there is common trading for speculation or investment. There will be no market for Handy's Patronage Rebate Notes and no plan of distribution. The Patronage Rebate Notes cannot be transferred, negotiated, pledged or assigned. The Patronage Rebate Notes have no potential for increase in value and are not designed to be of interest as an investment. Third, the Court in *Reves* examined the reasonable expectations of the investing public. The only reason a Handy member will acquire Patronage Rebate Notes is as a result of the Member's participation in cooperative activities. No effort will be made by Handy to market Patronage Rebate Notes or to entice prospective Members on the basis of economic gain to be derived from these Patronage Rebate Notes. As to the fourth test in *Reves*, Handy acknowledges that there is no other regulatory scheme which would reduce any risk involved in acquiring Patronage Rebate Notes.

E. Our Opinion is Not Inconsistent with Numerous Other Instances where the SEC has Granted No-Action Requests that a Company's Stock is not a Security

We believe our opinion is not inconsistent with previous no-action letters in which the SEC has granted no-action requests that a company's stock is not a "security" within the meaning of the definition of a security under the Acts, although it is understood that the previous requests for no-action granted by the SEC were based on individual facts in those letters. See Professional Veterinary Products, Ltd. SEC No-Action Letter (July 12, 1996); Feltus Hardware Inc., SEC No-Action Letter, 1988 WL 235185 (Nov. 9, 1988); Hardware Wholesalers, Inc., SEC No-Action Letter, 1987 WL 108008 (May 26, 1987); Speer Hardware Co., SEC No-Action

Letter, 1987 WL 107433 (Jan. 5, 1987); Speer Associated Distributors, Inc., SEC No-Action Letter, 1985 WL 54480 (Sept. 12, 1985); United Hardware Distributing Co., SEC No-Action Letter, 1985 WL 54135 (May 6, 1985); OUR OWN Hardware Co., SEC No-Action Letter, 1984 WL 45162 (April 25, 1984); American Hardware Supply Co., SEC No-Action Letter, 1984 WL 44919 (Jan. 9, 1984); Services Centers Corp., SEC No-Action Letter, 1993 WL 177856 (May 21, 1993) (credit unions); Peer Marketing Associates, Inc. (Feb. 3, 1993) (tobacco and confectionery distributors); Associated Grocers of New England, Inc., SEC No-Action Letter, 1989 WL 246382 (Oct. 5, 1989) (retail grocers); NDS/Basic, Inc., SEC No-Action Letter, 1988 WL 234433 (June 30, 1988) (office supplies dealers); Associated Grocers, Inc., SEC No-Action Letter, 1988 WL 233663 (Feb. 12, 1988) (retail grocers).

If the Plan is adopted, Handy will terminate the registration of its Class A Common Stock, Class B Common Stock and Preferred Stock currently registered under Section 12(g) under the 1934 Act pursuant to Rule 12h-3(b)(l)(i) and will discontinue filing periodic and other reports pursuant Rule 12h-3(b)(1)(i) under the 1934 Act. With respect to the termination of registration of the stock of a company which has already registered its stock under the 1934 Act, see Professional Veterinary Products, Ltd. SEC No-Action Letter (July 12, 1996); Affiliated of Florida, Inc., September 25, 1987, available in LEXIS, 1987 SEC No-Act. LEXIS 2464, and Associated Grocers, Incorporated, February 12, 1988, available in LEXIS, 1988 SEC No-Act. LEXIS 174, in which the Staff granted no-action positions to 1934 Act registered companies.

IV. CONCLUSION

Based on the foregoing, it is our opinion that under the Plan described herein and subsequent to the adoption of the Plan, neither Handy's stock nor Notes will be a "security" within the meaning of that term as defined in Section 2(a)(1) of the 1933 Act and Section 3(a)(10) of the 1934 Act and therefore registration is not required under the Acts. As contemplated by the Plan, Handy will operate on a cooperative basis under Subchapter T of the Code, and its stock and Notes will meet all of the requirements of the *Forman* test as they will not possess any characteristics historically associated with a security and will not be considered investment contracts. Members join Handy to obtain access to lower price merchandise and other services they might not obtain individually. Members do not join Handy in expectation of any investment profit as that test was defined in *Howey* and applied in *Forman*. Additionally, Handy's stock and Notes will meet the five factor test used in *Forman* in that:

- Members will not receive dividends or other distributions of property, but will only receive patronage rebates based upon a Member's proportionate amount of warehouse purchases from Handy;

- Members will not be able to transfer their stock or Notes;

- Members will not be permitted to pledge or hypothecate their stock or Notes;
- All Members will have equal voting rights, regardless of investment level in Handy; and
- There will be no ability for any class of Handy's stock or Notes to appreciate in value. Handy will repurchase shares only at a price equal to or less than the original purchase price of $100 per share.

Based upon the foregoing, it is our opinion that the Class A, Class B and Class C Common Stock and Notes to be offered in connection with the Plan and the Class A, Class B and Class C Common Stock and Notes offered subsequent to the adoption of the Plan will not be securities within the meaning of the Acts, and therefore registration is not required under the Acts, we respectfully request that the Division of Corporation Finance not recommend any enforcement action with respect to: (i) the conversion of all issued and outstanding shares of Preferred Stock into Class B Common Stock without registration under the 1933 Act; (ii) the issuance, offer and sale of Handy's Class A Common Stock Class B Common Stock, new Class C Common Stock and Notes to Members based solely upon their patronage of Handy without registration under the 1933 Act; and (iii) the discontinuance of filing of periodic and other reports upon filing of a certification on Form 15 to terminate Handy's registration under Section 12 of the 1934 Act of its Class A Common Stock, Class B Common Stock and Preferred Stock pursuant to Rule 12g-4(a)(1)(i) under the 1934 Act and the suspension of Handy's reporting obligations with respect to such stock under Section 15(d) of the 1934 Act pursuant to Rule 12h-3(b)(1)(i) of the 1934 Act.

Thank you for your attention to the issues presented herein. Please call either Lee Thompson at (713) 951-3342 or Don Brodsky at (713) 951-3341 with questions, comments, or requests for additional information.

Very truly yours,

Lee Thompson

Donald W. Brodsky

ENCLOSURES

1. Certificate of Incorporation

2. Bylaws

3. Plan and Articles of Conversion to Convert from a Texas corporation to a Delaware corporation

4. Certificate of Conversion to Convert from a Texas Corporation to a Delaware corporation

5. Subscription to Shares Agreement

6. Member Contract

CERTIFICATE OF INCORPORATION
OF
HANDY HARDWARE WHOLESALE, INC.

ARTICLE ONE

NAME

The name of the corporation is HANDY HARDWARE WHOLESALE, INC.

ARTICLE TWO

REGISTERED OFFICE AND AGENT

The address of the Corporation's registered office in the State of Delaware is 615 South Dupont Highway, Dover, Delaware 19901, County of Kent. The name of the registered agent of the Corporation at such address is Capitol Services, Inc.

ARTICLE THREE

PURPOSES AND STOCKHOLDER LIABILITY

A. The Corporation will be operated on a cooperative basis under Subchapter T of the Internal Revenue Code for the purpose of engaging in any lawful act, activity and/or business for which corporations may be organized under the General Corporation Law of Delaware ("DGCL").

B. The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatsoever.

ARTICLE FOUR

AUTHORIZED CAPITAL STOCK

The aggregate number of shares which the Corporation shall have authority to issue is 630,000, consisting of:

30,000 shares of Class A Common Stock, $100.00 par value each;
400,000 shares of Class B Common Stock, $100.00 par value each; and
200,000 shares of Class C Common Stock, $100.00 par value each.

The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Class A, Class B and Class C Common Stock are as follows:

A. Only the Class A Common Stock shall have voting rights. The holder of record of each outstanding share of Class A Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. No holder of Class B Common Stock or Class C Common Stock shall be entitled to cast any vote on account of ownership of any such stock unless required by Delaware law.

B. No shares of stock of the Corporation shall be transferred or assigned. Whenever, for any reason, the Member transfers, attempts to transfer or disposes of any shares of the Corporation's stock in violation of this prohibition (whether by sale, transfer, assignment, gift or in any other manner, except transfer by death), the Corporation shall repurchase the shares, at the price, and upon the conditions stated in the Bylaws. All shares of stock, certificated or uncertificated, shall have a legend or notice setting forth such restrictions.

Any disposition or attempted disposition of the shares of the Corporation (except transfers by death as stated in the Bylaws) shall be null and void and no such disposition or attempted disposition shall entitle any person to have any of said shares transferred on the books of the Corporation or to claim or assert any of the rights of a stockholder of the Corporation.

C. No shares of Class A Common Stock shall be issued or sold except under such circumstances as will assure that every holder of Class A Common Stock shall own an identical number of said shares. No shares of Class B Common Stock or Class C Common Stock shall be issued except to members who are, at the time of such issuance, holders of shares of Class A Common Stock.

D. In the event of any liquidation or dissolution of the Corporation, whether voluntary or involuntary, and after paying or discharging all of its obligations, to the extent of available funds, the Corporation will pay the par value of the shares to the holders of Class A, B and C Common Stock, with any excess proceeds remaining to be divided pro rata among the stockholders in proportion to their patronage during the most recent full fiscal year (unless the IRS requires a different time period for determining patronage).

E. No dividends or other distributions of property shall ever be declared on any of the shares of any class of stock of the Corporation. Notwithstanding the foregoing sentence, the Corporation acting as a cooperative may distribute patronage rebates in accordance with the standards provided for in the Corporation's Bylaws.

ARTICLE FIVE

BOARD OF DIRECTORS

A. *Powers.* The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the authority and powers conferred upon the Board of Directors by the DGCL or by the other provisions of this Certificate of Incorporation, the Board of Directors is hereby authorized and empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the DGCL, this Certificate of Incorporation and the Bylaws of the Corporation; *provided, however,* that no Bylaws hereafter adopted by the stockholders of the Corporation, or any amendments thereto, shall invalidate any prior act of the Board of Directors that would have been valid if such Bylaws or amendment had not been adopted.

B. *Number, Election and Terms.* The Board of Directors shall consist of no fewer than eight (8) and no greater than ten (10) directors, as designated from time to time by the Board of Directors. Each director shall hold office until the next annual meeting of stockholders and shall serve until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation or removal. Election of directors need not be by written ballot.

C. *Names of Directors.* The number of directors constituting the initial board of directors is nine and the names and addresses of the persons who currently serve as directors are:

Terrill Bartlett	8300 Tewantin Drive, Houston, Texas 77061
Ken Blackmon	8300 Tewantin Drive, Houston, Texas 77061
Craig E. Blum	8300 Tewantin Drive, Houston, Texas 77061
Suzanne Elliott	8300 Tewantin Drive, Houston, Texas 77061
Isaac Epstein	8300 Tewantin Drive, Houston, Texas 77061
James Geeslin	8300 Tewantin Drive, Houston, Texas 77061
William R. Hill	8300 Tewantin Drive, Houston, Texas 77061
Jimmy T. Pate	8300 Tewantin Drive, Houston, Texas 77061
Leroy Welborn	8300 Tewantin Drive, Houston, Texas 77061

ARTICLE SIX

LIMITED DIRECTOR LIABILITY

No director of the Corporation shall be personally liable to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this Article Six shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as it may hereafter be amended from time to time, or (iv) for any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No amendment to or repeal of this Article Six will apply to, or have any effect on, the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of the director occurring prior to such amendment or repeal.

ARTICLE SEVEN

POWER OF AMENDMENT

The Corporation reserves the right to amend, add, alter, change, repeal or adopt any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders of the Corporation herein are granted subject to this reservation.

ARTICLE EIGHT

INCORPORATOR

The name of the incorporator is Tina S. Kirbie and the mailing address is 8300 Tewantin Drive, Houston, Texas 77061.

EXECUTED by the undersigned incorporator as of the __ day of ____________, 2006.

HANDY HARDWARE WHOLESALE, INC.

By: ______________________________
Tina S. Kirbie, Secretary

BYLAWS
OF
HANDY HARDWARE WHOLESALE, INC.

ARTICLE I
OFFICES

SECTION 1. **Registered Office**. The registered office of Handy Hardware Wholesale, Inc. (referred to herein as the "Corporation") shall be 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE II
PURPOSE

SECTION 1. **Principal Purpose**. The corporation will be operated on a cooperative basis under Subchapter T of the Internal Revenue Code for the purpose of engaging in any lawful act, activity and/or business for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE III
MEETINGS OF STOCKHOLDERS

SECTION 1. **Location.** All meetings of stockholders shall be held at such location, date and time, within or outside the State of Delaware, as may be designated by the board of directors (the "Board of Directors") or as may be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2. **Quorum**. The holders of a majority of the stock outstanding and entitled to vote at any meeting of the stockholders represented in person or by proxy, will constitute a quorum for the transaction of business at such meeting. In the absence of a quorum, the stockholders attending or represented at the meeting may adjourn the meeting without notice other than announcement of the time and place of the adjourned meeting. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally scheduled.

SECTION 3. **Annual Meeting of Stockholders**. The annual meeting of stockholders for the election of directors will be held each year in the 4th week of May, unless another date is designated by the Board of Directors. At the meeting, the stockholders shall elect a board of directors and transact such other business as may properly be brought before the meeting.

SECTION 4. **Special Meetings**. Special meetings of the stockholders may be called at any time by the President, the Board of Directors or the holders of not less than one-tenth (1/10) of all shares of Class A Common Stock outstanding and entitled to vote at the meeting.

SECTION 5. **Voting List**. A complete list of the stockholders entitled to vote at any meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, will be prepared and kept on file at the office of the Corporation in the State of Texas and will be subject to inspection by any stockholder at any time during usual business hours for a period of ten (10) business days prior to any annual or special meeting.

SECTION 6. **Votes Required for Action**.

(a) Directors shall be elected by a plurality of the votes cast by the holders of Class A Common Stock at a meeting of stockholders at which a quorum is present.

(b) These Bylaws may be amended or repealed or added to, or new Bylaws may be adopted, at any regular or special meeting of stockholders at which a quorum is present or represented by the affirmative vote of a majority of the issued and outstanding shares of Class A Common Stock of the Corporation.

(c) The Certificate of Incorporation may be amended upon receiving the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon.

(d) With respect to any other matter, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless otherwise required by the DGCL, the Certificate of Incorporation or these Bylaws.

SECTION 7. **Voting Rights**. Each stockholder entitled to vote will, at every meeting of the stockholders, be entitled to one vote in person or by proxy for each share of voting stock held by him or her. Such right to vote will be subject to the right of the Board of Directors to designate a record date for voting stockholders not more than sixty (60) nor less than ten (10) days before the date of the meeting.

SECTION 8. **Notice**. Written notice of the date, time and place of the annual meeting and of any special meeting of stockholders shall be mailed, electronically communicated or personally delivered to each stockholder entitled to vote at the meeting not less than ten (10) days or more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail in a sealed envelope addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage prepaid thereon. Notice of any special meeting shall state in general terms the purposes for which the meeting is to be held.

ARTICLE IV
DIRECTORS

SECTION 1. **Authority**. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may exercise all such powers and do all such lawful acts and things which may be done by a Delaware corporation except those which are required to be exercised or done by the stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws.

SECTION 2. **Number**. The Board of Directors shall consist of no fewer than eight (8) and no greater than ten (10) directors, as designated from time to time by the Board of Directors.

SECTION 3. **Term; Vacancy**. The directors are divided into three classes, as nearly equal in number as the total number of directors constituting the entire board permits, with the term of office of one class expiring each succeeding year. At each annual meeting of stockholders the successors to the class of directors whose term shall then expire shall be elected to hold office until the third succeeding annual meeting or until their respective successors shall have been elected and qualified, unless removed in accordance with these Bylaws. Directors need not be stockholders of the corporation or residents of the State of Delaware.

No director elected or appointed will be eligible for subsequent election or appointment to any position on the Board of Directors if such election or appointment would result in his/her being elected or appointed to serve a total of more than three (3) full consecutive terms as such a director.

Any vacancies in the board of directors for any reason and any directorships resulting from any increase in the number of directors may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen or until their successors shall be elected and qualified.

SECTION 4. **Removal**. Any director or the entire board of directors may be removed for cause only, by the holders of a majority of the shares then entitled to vote at the election of directors, unless the Certificate of Incorporation otherwise provides.

SECTION 5. **Director Nomination**. Without affecting the right of any holder of Class A Common Stock to nominate as a candidate for election to the Board of Directors any person who would be eligible to serve as a director in accordance with the qualifications and procedures specified herein, the Board of Directors will cause nominees to be nominated for election as directors at each annual meeting of stockholders for which proxies will be solicited on behalf of the Board of Directors. The Board of Directors may create a nominating committee or serve in that capacity as a committee of the whole to evaluate potential nominees.

ARTICLE V
MEETINGS OF DIRECTORS

SECTION 1. **Annual Meeting**. An annual meeting of the Board of Directors as constituted after the election of the Board of Directors at each annual meeting of the stockholders will be held without call or formal notice at a time following such annual meeting of the stockholders or during the business day next following the stockholders meeting. The specific date of each other meeting of the Board of Directors, as well as the time and place, will be determined by the Board of Directors. At each annual meeting of the Board of Directors, the President of the Corporation will provide a slate of officers to the Board of Directors. At each annual meeting of the Board of Directors, the Board of Directors will vote on and elect the officers of the Corporation for the period until its next annual meeting.

SECTION 2. **Regular Meetings**. Additional regular meetings of the Board of Directors may be held upon such notice and at such time and at such place as will from time to time be determined by the Board of Directors.

SECTION 3. **Special Meetings**. Special meetings of the directors may be called by the Chairman of the Board or the President on four (4) days notice by mail (calculated from the date of mailing) or on two (2) days notice by telephone or electronic communication to each director. The Chairman of the Board or the President or the Secretary of the Corporation in like manner upon the written request of not less than three (3) directors will provide notice of a special meeting. Special meetings of the directors may be held within or outside the State of Delaware at such place as is indicated in the notice or waiver of notice thereof.

SECTION 4. **Quorum**. A majority of the total number of directors then holding office will constitute a quorum for the transaction of business. In the absence of a quorum, the Board of Directors may adjourn the meeting from time to time, without notice other than announcement of the time and place of the adjourned meeting at the meeting at which the adjournment is taken, until a quorum is present.

SECTION 5. **Vote Required for Action**. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless otherwise provided for in the Certificate of Incorporation.

SECTION 6. **Compensation**. Directors as such shall not receive any stated salary for their services, but by resolution of the Board of Directors a fixed sum and expense of attendance, if any, may be allowed for attendance at such regular or special meetings of the Board of Directors; provided that nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor.

ARTICLE VI
COMMITTEES ESTABLISHED BY THE BOARD

SECTION 1. **Committees**. The Board of Directors will establish those committees as it will deem from time to time to be appropriate. The Chairman of the Board will be an ex-officio member of any standing committee.

Each committee will have such responsibilities and duties as will be described in a resolution or resolutions adopted by a majority of the whole Board of Directors as limited by the restrictions set out in Section 141(c) of the DGCL. Such resolution or resolutions may also establish the number (or the minimum and maximum numbers) of persons to be selected to serve on each committee, the voting members of each of which will be members of the Board of Directors.

SECTION 2. **Vacancies**. Vacancies in the membership of any committee established by the Board of Directors may be filled only by the Board of Directors.

SECTION 3. **Committee Chairman**. Each committee of the Board of Directors will select one of its members to act as Chairman of that Committee.

ARTICLE VII
WRITTEN CONSENTS AND CONFERENCE TELEPHONE MEETINGS

SECTION 1. **Consent**. Any action required or permitted to be taken by the Board of Directors or any committee, under the applicable provisions of the DGCL, the Certificate of Incorporation or these Bylaws, may be taken without a meeting if a consent in writing or by electronic transmission, setting forth the action to be taken, is signed by all of the members of the Board of Directors or committee, as the case may be, and filed with the minutes of the proceedings of the Board of Directors or committee.

SECTION 2. **Telephonic and Similar Meetings**. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

ARTICLE VIII
OFFICERS OF THE CORPORATION

SECTION 1. **Number, Titles And Term Of Office**. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary and such other officers as the Board of Directors may from time to time elect or appoint. Each officer shall hold office until his or her successor shall have been duly elected by the Board of Directors and qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

Any person may hold more than one office. In addition, the Board of Directors may elect as officers of the Corporation a controller, treasurer, (and such assistant treasurers) as the President will nominate and deem appropriate.

SECTION 2. **Removal**. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 3. **Delegation of Duties**. In case of the absence of any executive officer or other officer elected by the Board of Directors, or for any other reason deemed sufficient by a majority of the whole Board of Directors then in office, and subject to such contractual rights as may exist with respect to the employment of any such officer, the Board of Directors may temporarily delegate the powers or duties of any such officer to any other officer or to any director.

SECTION 4. **Vacancies**. A vacancy in the office of any officer may be filled by a vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless otherwise provided for in the Certificate of Incorporation.

SECTION 5. **President**. The President shall be the Chief Executive Officer of the Corporation, shall have authority to engage in the general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

SECTION 6. **Vice Presidents**. The Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President in the President's absence, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President, and otherwise shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

SECTION 7. **Controller**. The Controller will be responsible to the Board of Directors, the President, and to the executive officer serving as the chief financial officer of the Corporation for all financial control and accounting matters of the Corporation and its subsidiaries. The Controller will also perform such other duties as may be assigned by the Board of Directors or the President.

The Controller will also keep, or cause to be kept by such person or persons to whom he or she will delegate such duty, a register of all shares of capital stock issued by the Corporation and all transfers of such shares. Such register will be maintained in such manner and subject to whatever regulations the Board of Directors may prescribe.

SECTION 8. **Secretary**. The Secretary (or an Assistant Secretary) will attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors and will perform like duties for the board committees when required. The Secretary will give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform such other duties as may be delegated by the Board of Directors or President.

The Assistant Secretary, or if there be more than one (1), the Assistant Secretaries in the order assigned by the Board of Directors, will, in the absence of the Secretary, perform the duties and exercise the powers of the Secretary and will perform such other duties and have such other powers as the Board of Directors may from time to time designate.

SECTION 9. **Treasurer**. The Treasurer (or Assistant Treasurer) will be responsible to the Board of Directors, the President, and to the executive officer serving as the chief financial officer of the Corporation for the custody of the corporate funds and investments. The Treasurer will further be responsible for keeping full and accurate accounts of receipts and disbursements in books belonging to the Corporation and for depositing all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated or authorized by the Board of Directors. The Treasurer will disburse the funds of the Corporation and will render to the President and the Board of Directors at its regular meetings, or when the Board of Directors so requires, an account of all of his or her transactions as Treasurer.

The Assistant Treasurer, assigned by the President will, in the absence of the Treasurer, perform the duties and exercise the powers of the Treasurer and will perform such other duties and have such other powers as the Board of Directors or the President may from time to time delegate.

SECTION 10. **Salaries.** The salaries of the officers shall be fixed from time to time, by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that they are also a director of the Corporation.

ARTICLE IX
INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

SECTION 1. **Mandatory Indemnification.** Each person who at any time is or was a director or officer of the Corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, whether the basis of a Proceeding is an alleged action in such person's official capacity or in another capacity while holding such office, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, or any other applicable law as may from time to time be in effect (but, in the case of any amendment to such law or enactment of new law, only to the extent that such amendment or enactment permits the Corporation to provide broader indemnification rights than such law prior to such amendment or enactment permitted the Corporation to provide), against all expense, liability and loss (including, without limitation, court costs and attorneys' fees, judgments, fines, excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection with a Proceeding, and such indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation or a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise, and shall inure to the benefit of such person's heirs, executors and administrators. The Corporation's obligations under this Article IX include, but are not limited to, the convening of any meeting, and the consideration of any matter thereby, required by statute in order to determine the eligibility of any person for indemnification.

SECTION 2. **Advancement of Expenses.** Expenses incurred by a director or officer of the Corporation in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding to the fullest extent permitted by, and only in compliance with, the DGCL or any other applicable laws as may from time to time be in effect, including, without limitation, any provision of the DGCL which requires, as a condition precedent to such expense advancement, the delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article IX or otherwise. Repayments of all amounts so advanced shall be upon such terms and conditions, if any, as the Corporation's Board of Directors deems appropriate.

SECTION 3. **Nonexclusive**. The indemnification provided by this Article IX shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, other provisions of these Bylaws, the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

SECTION 4. **Insurance**. The Corporation shall have power to purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, member, employee, trustee, agent or similar functionary of another domestic or foreign corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other for-profit or non-profit enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the provisions of this Article IX, the Corporation's Certificate of Incorporation, the DGCL or other applicable law.

ARTICLE X

CERTIFICATES OF STOCK AND TRANSFER THEREOF

SECTION 1. **Certificated and Uncertificated Shares**. The shares of the Corporation may be either certificated shares or uncertificated shares. As used herein, the term "certificated shares" means shares represented by instruments in registered form, and the term "uncertificated shares" means shares not represented by instruments and the transfers of which are registered upon books maintained for that purpose by or on behalf of the Corporation. The rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical. Certificates for shares of the Corporation shall be in such form as may be determined by the Board of Directors and in a form that is in conformity with Delaware law. The name of the person to whom the shares are issued, with the number and class of shares and date of issue, shall be entered on the books of the Corporation. No more than sixty (60) days after the date of issuance of uncertificated shares, the Corporation shall send to the registered owner of such uncertificated shares a written notice containing the name of the person to whom the shares represented thereby are issued, with the number and class of shares and the date of issue.

SECTION 2. **Registered Stockholders**. The Corporation will be entitled to treat the holder of record of any share or shares of stock as the holder in fact and accordingly will not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it will have notice, save as expressly provided by the laws of the State of Delaware.

SECTION 3. **No Stock or Note Pledges.** No issued and outstanding share or shares of any class of stock of the Corporation or any note payable by the Corporation to a member shall be pledged, mortgaged, sold or assigned except to the Corporation pursuant to Article X, Sections 4 and 5 of these Bylaws.

SECTION 4. **Termination of Membership**. In the event of the termination of the membership granted by this Corporation with regard to the operation of a business unit for which shares of stock of the Corporation are held, the Corporation will be obligated to purchase such shares in accordance with Article X, Sections 6 and 7 of these Bylaws. For purposes of this Section, termination of the membership granted for a particular business unit will include not only any termination pursuant to formal notice of termination given by either the Corporation or the holder of the membership, but will also include each of the following situations which will be deemed to constitute such a termination:

A. The closing down of the store or other business unit with respect to which such shares of stock of the Corporation are held, unless such store or other business unit is merely being moved, with the Corporation's consent and approval to another location.

B. The death of an individual holder of the shares of stock of the Corporation held for such store or other business unit except by the person or persons to whom such shares are to be distributed by the decedent's estate or the remaining partners in the partnership holding such shares.

In the event of a material change in a member's management, the Corporation shall have up to one full year to review the member's standing with the Corporation with regard to membership.

C. The dissolution, liquidation or an adjudication of the insolvency of the member or of the store or other business unit for which the shares of stock of this Corporation are held, or the making of an assignment for the benefit of creditors or the filing of a voluntary petition in bankruptcy or similar petition under the U.S. Bankruptcy Code by or on behalf of such member or business unit, or the filing of an involuntary petition in bankruptcy or similar petition under the U.S. Bankruptcy Code against such member or business unit.

D. Failure to sign a new form of a Subscription to Shares Agreement or a Member Contract following the adoption of these Bylaws.

SECTION 5. **Stock Transfers upon Death**. A transfer of shares of stock of the Corporation will not be deemed to have occurred upon the death of a person who is the holder of shares of stock of the Corporation jointly with one or more other persons under circumstances whereby ownership of such shares passes by operation of law, or by the laws of wills, descent or distribution, to the surviving holder or holders of such shares or business, nor will the Corporation become obligated to purchase such shares upon the death of such person unless the store or other business unit with respect to which such shares are held either closes down or the member terminates their membership with the Corporation.

SECTION 6. **Stock Purchase Price**. The price to be paid by the Corporation in connection with the purchase by it of any shares of its Class A Common Stock, Class B Common Stock and Class C Common Stock, will be an amount per share equal to or less than the par value of the stock reduced by the amount of any setoff to which the Corporation may be entitled.

Any shares of any class of stock of the Corporation which are purchased by it from any stockholder will become treasury shares which will be eligible for sale to any other person, persons or firm qualified to hold such shares.

SECTION 7. **Payment of Stock Purchase Price**. The purchase price to be paid by the Corporation for such shares will be paid out of funds legally available therefor as follows:

A. in the case of Class A Common Stock, the entire price will be paid by the Corporation in cash immediately;

B. in the case of Class B and Class C Common Stock, either that portion of the purchase price to be paid by the Corporation which equals 20% or $3,000, whichever is greater, of the total par value of the Class B and Class C Stock will be paid in cash immediately, with the remaining portion of the Class B Common Stock and Class C Common Stock purchase price to be paid either: (i) through a non-interest bearing, non-transferable note or (ii) with immediate payment in cash at 85% of par value.

If the total portion of the purchase price which would otherwise be payable under the foregoing paragraphs in equal annual installments over a period of five years is less than $3,000, the entire purchase price will be paid by the Corporation in cash, including any installment portions.

ARTICLE XI
ESTABLISHMENT OF HANDY HARDWARE MEMBERSHIPS

SECTION 1. **Membership**. In order for any person or entity to be accepted by the Corporation as a member, such person or entity will be required to enter into a Member Contract and to purchase the number of shares of capital stock of the Corporation required by that member's Subscription to Shares Agreement.

SECTION 2. **Indemnification by Member for Merchandise Billings**. Each person or entity accepted by the Corporation as a member will, by virtue of such acceptance, agree to assume liability for and indemnify the Corporation and hold it harmless from and against any and all claims which may be asserted against the member and from any losses sustained by the member (including attorneys' fees and expenses incurred by it in defending such claims or in attempting to avoid or mitigate such losses) in connection with or resulting from billings by suppliers of direct shipped merchandise purchased by, or at the request of, such member from or through the Corporation.

ARTICLE XII
MEMBERS' PATRONAGE REBATES

SECTION 1. **Membership**. "Membership" in the Corporation within the meaning of the term "membership" as used in Section 1388(c)(2)(B) of the U.S. Internal Revenue Code of 1986, as amended, will be deemed to be held by:

A. each business unit owning a share or shares of Class A Common Stock of the Corporation; and

B. each additional business unit of a Class A Common Stock owning member which becomes an owner of a share of Class B Common Stock of the Corporation after having been expressly approved as a member of this Corporation under the authority delegated by the Board of Directors of this Corporation to its executive officer(s) (excluding the Chairman of the Board) to accept Member Contracts and Subscription to Shares Agreements.

SECTION 2. **Patronage Rebate**. The Corporation is obligated to distribute a patronage rebate based on patronage earnings to persons holding a membership in this Corporation in conjunction with sales of merchandise from the warehouse made by the member. After paying all operating and administration expenses of the Corporation and all interest on its indebtedness and after setting aside by the Board of Directors of such reasonable reserves as they will determine from time to time to be appropriate, the Corporation will distribute a patronage rebate based on each member's individual warehouse patronage as a percentage of total warehouse patronage of all members for the same period.

Patronage rebates will be made no later than eight and one-half (8 ½) months following the close of the year of the Corporation during which the patronage occurred with respect to which each such patronage rebate is made. In no event will less than twenty percent (20%) of the total patronage rebates made each year to each member be distributed in cash. The remaining portion may be distributed in cash, Class C Common Stock or a non-interest bearing, non-transferable note.

Member agrees that Member is responsible for paying taxes on the total patronage rebate, whether the distribution is in cash, Class C Common Stock or a note. Each Member consents that it shall treat the full amount of such patronage rebates which are made in written notices of allocation (defined as any capital stock or certificate of indebtedness, which discloses to the Member the stated dollar amount allocated to him by the Corporation and the portion thereof, if any, which constitutes a patronage rebate), which Member receives as income received in the year in which such written notices of allocation are received at their stated dollar amounts in the manner provided in 26 U.S.C. 1385(a). Member agrees that if the Corporation applies a portion of the patronage rebate for past due receivables, the Member will be liable for the total taxes due before the set off for past due receivables was taken into account on such patronage rebate.

SECTION 3. **Member Indebtedness**. Every member authorizes and directs that all patronage rebates of every character effected by this Corporation which are distributable to the member may first be applied by the Corporation to the payment of any indebtedness owed to the Corporation by such member. Notwithstanding the preceding sentence, if a Member makes a written request to the Corporation within ten days prior to the time patronage rebates are paid for a year, then an amount equal to twenty (20%) percent of the total patronage rebate allocated to the Member for the year shall be paid to the Member in cash and not offset against indebtedness.

Any such patronage rebate which becomes distributable with respect to merchandise sold by the Corporation for delivery to any business unit owned or controlled, directly or indirectly, by the same person, partnership, corporation which so owns or controls one or more other units may be so applied against any indebtedness owing with respect to merchandise sold by the Corporation to any person which is part of any group deemed to constitute one business unit. The balance of any such patronage rebates not so applied will then be distributed as patronage rebates in the manner set forth above.

SECTION 4. **Dividends**. No dividends or other distributions of property shall ever be declared on any of the shares of any class of stock of the Corporation. Notwithstanding the foregoing sentence, the Corporation acting as a cooperative may distribute patronage rebates in accordance with the standards provided for in these Bylaws.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

SECTION 1. **Annual Financial Statements**. The Corporation will prepare and deliver to the stockholders audited annual financial statements.

SECTION 2. **Members Bound by Bylaws**. The purchase of shares of any class of stock of this Corporation and the issuance thereof to any stockholder will constitute and be equivalent to a consent on the part of the stockholder to whom said shares are issued to be bound by these Bylaws, as amended from time to time, and an agreement on such stockholder's part to be bound thereby.

SECTION 3. **Books and Records**. The books, accounts and records of the Corporation, except as otherwise required by the laws of the State of Delaware, may be kept within or outside the State of Delaware, at such place or places as may from time to time be designated by these Bylaws or by resolution of the directors.

SECTION 4. **Stockholder Proposals.** Any stockholder desiring to propose any of the following proposals in a forthcoming stockholders meeting shall give a written notice to the President or Secretary of the Corporation, no less than one hundred and twenty (120) days prior to the stockholders meeting:

A. a proposed amendment to these Bylaws;

B. the nomination of an eligible person for election as a director; or

C. any other stockholder proposal for corporate action.

SECTION 5. **Fiscal Year**. The fiscal year of the Corporation shall be the calendar year.

SECTION 6. **Invalidity of Bylaws**. The invalidity of any portion of these Bylaws, as amended from time to time, will in no way affect any other portion of the Bylaws which can be given effect without such invalidated part, and the remaining portions of the Bylaws will continue to constitute a legally binding contract between this Corporation and its stockholders.

Adopted: ___________, 2006

____
Tina S. Kirbie, Secretary

PLAN AND ARTICLES OF CONVERSION TO CONVERT FROM A TEXAS CORPORATION TO A DELAWARE CORPORATION

between

HANDY HARDWARE WHOLESALE, INC., A TEXAS CORPORATION

and

HANDY HARDWARE WHOLESALE, INC., A DELAWARE CORPORATION

Pursuant to
Article 5.17 of the Texas Business Corporation Act
and Section 265 of the Delaware General Corporation Law

THIS PLAN AND ARTICLES OF CONVERSION TO CONVERT FROM A TEXAS CORPORATION TO A DELAWARE CORPORATION (this "Plan") dated as of ______________, 2006, is adopted by Handy Hardware Wholesale, Inc., a Texas corporation ("TX Handy") in order for TX Handy to convert to Handy Hardware Wholesale, Inc., a Delaware corporation ("DE Handy").

ARTICLE I
THE CONVERSION

A. Upon the terms and subject to the conditions set forth in this Plan, and in accordance with Article 5.17 and other applicable provisions of the Texas Business Corporation Act ("TBCA") and Section 265 and other applicable provisions of the General Corporation Law of the State of Delaware ("DGCL"), TX Handy shall be converted into DE Handy at the Effective Time (as defined in Article II of this Plan) (the "Conversion"), shall continue its corporate existence as DE Handy, and under Section 265(d) of the DGCL, DE Handy shall be deemed to have commenced on the date of incorporation of TX Handy. DE Handy shall succeed to and assume all the rights and obligations of TX Handy in accordance with the TBCA and the DGCL.

B. TX Handy has an authorized capitalization on __________, 2006 consisting of:

i. 30,000 shares of Class A Common Stock, par value $100 per share, of which ____________ shares were issued and outstanding and ____ shares were issued but held in treasury;

ii. 200,000 shares of Class B Common Stock, par value $100 per share, of which _________ shares were issued and outstanding and _________ shares were issued but held in treasury; and

iii. 200,000 shares of Preferred Stock, par value $100 per share, of which ____________ shares were issued and outstanding and ____ shares were issued but held in treasury.

C. This Plan (including the Certificate of Incorporation of DE Handy) was approved by the Board of Directors of TX Handy on _________, 2006. The holders of Class A Common Stock, Class B Common Stock and Preferred Stock approved this Plan and the Conversion (including the Certificate of Incorporation of DE Handy) on ___________, 2006.

i. ______ shares of Class A Common Stock voted "FOR" the approval of the Plan;

ii. _______ shares of Class A Common Stock voted "AGAINST" the approval of the Plan;

iii. _______ shares of Class B Common Stock voted "FOR" the approval of the Plan;

iv. ________shares of Class B Common Stock voted "AGAINST" the approval of the Plan;

v. _______ shares of Preferred Stock voted "FOR" the approval of the Plan;

vi. ________shares of Preferred Stock voted "AGAINST" the approval of the Plan.

ARTICLE II
EFFECTIVE TIME

A. TX Handy shall file this Plan, executed in accordance with the relevant provisions of the TBCA, with the Secretary of State of the State of Texas, and shall make all other filings or recordings required under the TBCA to effectuate fully the Conversion. The Conversion shall become effective upon the issuance of a certificate of conversion by the Secretary of State of the State of Texas and the filing of a Certificate of Conversion with the Secretary of State of the State of Delaware (the time the Conversion becomes effective being herein referred to as the "Effective Time").

ARTICLE III
EFFECTS OF THE CONVERSION

A. The Conversion shall have the effects set forth in Article 5.20 of the TBCA and in Sections 265(e), (f) and (g) of the DGCL. For federal income tax purposes, it is intended that the Conversion shall qualify as a tax-free reorganization under the provisions of Section 368(a)(1)(f) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder.

B. At the Effective Time: (i) each share of TX Handy Class A Common Stock shall be converted into one share of DE Handy Class A Common Stock; (ii) each share of TX Handy Class B Common Stock shall be converted into one share of DE Handy Class B Common Stock; and (iii) each share of TX Handy Preferred Stock shall be converted into one share of DE Handy Class B Common Stock.

ARTICLE IV
CERTIFICATE OF INCORPORATION AND BYLAWS

A. DE Handy will cause to be filed with the Secretary of State of the State of Delaware, the Certificate of Incorporation of DE Handy in the form attached hereto as Exhibit A.

From and after the Effective Time such Certificate of Incorporation will be the Certificate of Incorporation of DE Handy until thereafter changed or amended as provided therein or under applicable law. The provisions of the DE Handy Certificate of Incorporation will differ from the TX Handy Restated Articles of Incorporation in the following respects among others:

i. DE Handy will operate on a cooperative basis under Subchapter T of the Internal Revenue Code for the purpose of engaging in any lawful act, activity and/or business for which corporations may be organized under the DGCL.

ii. A new class of common stock will be authorized, designated as "Class C Common Stock," which will have 200,000 authorized shares and a par value of $100 per share.

iii. Each share of Preferred Stock shall be converted into one share of Class B Common Stock and DE Handy will not have any authorized or issued Preferred Stock.

iv. The authorized shares of Class B Common Stock will be increased to 400,000 shares.

v. Uncertificated shares will be issued to evidence ownership in the Class A Common Stock, Class B Common Stock and Class C Common Stock.

vi. No shares of stock of DE Handy may be transferred or assigned. Whenever, for any reason, the stockholder transfers, attempts to transfer or disposes of any shares of DE Handy in violation of this prohibition, DE Handy shall repurchase the shares, at the price and upon the conditions stated in the Bylaws of DE Handy. All shares of stock, certificated or uncertificated, shall have a legend or notice setting forth such restrictions.

vii. No issued and outstanding shares of any class of stock of DE Handy shall be pledged, mortgaged, sold or assigned.

viii. In the event of any liquidation or dissolution of DE Handy, whether voluntary or involuntary, and after paying or discharging all of its obligations, to the extent of available funds, DE Handy will pay the par value of the shares to the holders of Class A, B and C Common Stock, and any excess funds remaining shall be divided pro rata among the stockholders in proportion to their patronage of DE Handy for the most recent full fiscal year (unless the IRS requires a different time period for determining patronage).

ix. No dividends or other distributions of property shall ever be declared on any of the shares of any class of stock of DE Handy. Notwithstanding the foregoing sentence, DE Handy acting as a cooperative may distribute patronage rebates in accordance with the standards provided for in DE Handy's Bylaws.

x. DE Handy's director and officer indemnification and advancement provisions will conform to Delaware law.

B. DE Handy's Board of Directors will take such action as may be necessary to establish the Bylaws of DE Handy as of the Effective Time so that from and after the Effective Time the Bylaws of DE Handy in the form attached hereto as Exhibit B will be the Bylaws of DE Handy until thereafter changed or amended as provided therein or under applicable law.

ARTICLE V
DIRECTORS

A. The directors of TX Handy immediately prior to the Effective Time will be and remain the directors of DE Handy, serving in the equivalent positions to those held in TX Handy, until the earlier of their resignation or removal or until their respective successors are qualified and either duly appointed or elected in accordance with the Certificate of Incorporation and Bylaws of DE Handy and applicable law.

ARTICLE VI
OFFICERS

A. The officers of TX Handy immediately prior to the Effective Time will be and remain the officers of DE Handy, in the equivalent positions to those held in TX Handy, until the earlier of their resignation or removal or until their respective successors are appointed in accordance with the Bylaws of DE Handy.

ARTICLE VII
STOCK TRANSFERS

A. From and after the Effective Time, there shall be no further registration of transfers of shares of TX Handy Common Stock on the records of TX Handy.

ARTICLE VIII
AMENDMENT

A. At any time prior to the Effective Time, the parties hereto may, to the extent permitted by applicable law, by written agreement amend, modify or supplement any provision of this Plan.

ARTICLE IX
ABANDONMENT

A. This Plan may be abandoned by the Board of Directors of TX Handy at any time prior to the Effective Time of the Plan, if such Board of Directors determines that for any reason the completion of the Conversion would be inadvisable or not in the best interest of TX Handy or its shareholders. In the event of abandonment of this Plan, this Plan shall become void and none of TX Handy, DE Handy, nor their respective stockholders, directors or officers shall have any liability with respect to such abandonment, and if the Plan has been filed with the Secretary of State of the State of Texas but is not yet effective, a statement executed on behalf of TX Handy will be filed with the Secretary of State of the State of Texas that the Plan has been abandoned in accordance with applicable law.

ARTICLE X
COPY OF PLAN

A. An executed copy of this Plan will be maintained on file at the place of business of TX Handy (before the conversion) and DE Handy (after the conversion) at the following address:

Handy Hardware Wholesale, Inc.

8300 Tewantin Drive
Houston, Texas 77061

B. A copy of this Plan will be furnished by TX Handy (before the conversion) and DE Handy (after the conversion), on request and without cost, to any shareholder of TX Handy (before the conversion) and DE Handy (after the conversion) or any person holding an interest in TX Handy (before the conversion) and DE Handy (after the conversion).

ARTICLE XI
ARTICLES OF CONVERSION

A. This Plan constitutes the Articles of Conversion for purposes of Article 5.18 of the TBCA, and, by execution hereof, the undersigned officer of TX Handy, being duly authorized, hereby certifies to the contents hereof.

ARTICLE XII
TAX LIABILITY

A. DE Handy will be responsible for the payment of all fees and franchise taxes which may become due and payable and will be obligated to pay such fees and franchise taxes if the same are not timely paid.

IN WITNESS WHEREOF, TX Handy has caused this Plan to be executed by its officer, thereunto duly authorized, as of the date first written above.

Handy Hardware Wholesale, Inc.
a Texas corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

SECRETARY'S CERTIFICATE

The undersigned, Tina S. Kirbie, the duly elected and acting Secretary of Handy Hardware Wholesale, Inc., a Texas corporation and a constituent entity referred to in the foregoing Plan and Articles of Conversion to Convert from a Texas Corporation to a Delaware Corporation, hereby certifies on behalf of Handy Hardware Wholesale, Inc.. a Texas corporation that (i) the foregoing Plan and Articles of Conversion to Convert from a Texas Corporation to a Delaware Corporation has been adopted by Handy Hardware Wholesale, Inc. on ________________, 2006, pursuant to Article 5.17 of the TBCA, and (ii) the conditions specified in 5.17 of the TBCA have been satisfied in connection with the Conversion.

IN WITNESS WHEREOF, the undersigned hereby certifies to the foregoing.

____
Tina S. Kirbie, _________________

EXHIBIT A

DE Handy Certificate of Incorporation

EXHIBIT B
DE Handy Bylaws

CERTIFICATE OF CONVERSION
OF
HANDY HARDWARE WHOLESALE, INC., A TEXAS CORPORATION
("CONVERTING ENTITY")
TO
HANDY HARDWARE WHOLESALE, INC., A DELAWARE CORPORATION
("CONVERTED ENTITY")

The undersigned, a person who is authorized to sign this Certificate of Conversion on behalf of the Converting Entity, hereby makes this Certificate of Conversion for such Converting Entity in accordance with Section 265 of the General Corporation Law of the State of Delaware, as the same exists or may hereafter from time to time be amended.

1. The Converting Entity is a corporation formed under the laws of the State of Texas on December 30, 1960.

2. The name of the Converting Entity immediately prior to filing of this Certificate is Handy Hardware Wholesale, Inc.

3. The name of the Converted Entity as set forth in the attached Certificate of Incorporation is Handy Hardware Wholesale, Inc., which Certificate of Incorporation is being filed contemporaneously with this Certificate of Conversion.

I, the undersigned, a person who is authorized to sign this Certificate of Conversion on behalf of the Converting Entity, do make this Certificate of Conversion, hereby declaring under the penalties of perjury that this is my act and deed and that the facts stated herein are true, and accordingly have executed this Certificate of Conversion.

This Certificate of Conversion shall become effective on ______________________.

HANDY HARDWARE WHOLESALE, INC.
By: ______________________
Name: ______________________
Title: ______________________

SUBSCRIPTION TO SHARES AGREEMENT OF HANDY HARDWARE WHOLESALE, INC.

SECTION 1. SUBSCRIPTION.

The undersigned ("Member") does hereby subscribe to TEN (10) shares of Class A Common Voting Stock ("Class A Stock") of HANDY HARDWARE WHOLESALE, INC. ("Handy"), and does hereby pay cash for said shares, the receipt of such shares is hereby acknowledged by Member. If this subscription is for an additional store of Member, then Member does hereby subscribe to ten (10) shares of Class B Common Non-Voting Stock of Handy ("Class B Stock") and does hereby pay cash for said shares, the receipt of such shares is hereby acknowledged by Member. The price for each Class A Stock and Class B Stock is $100.00 per share.

All shares of Handy stock will be uncertificated as provided for in the Bylaws. No more than sixty (60) days after the date of issuance of uncertificated shares, Handy shall send to the Member a written notice containing the name of the person to whom the shares represented thereby are issued, the number and class of shares, the date of issuance and notice of any transfer restrictions.

Member agrees to have an amount equal to 2% of each semi-monthly purchase of merchandise from the warehouse added to the total of each semi-monthly merchandise purchase statement for the purpose of creating a "stock purchase fund" to be held by Handy for the purchase of Class B Stock. At the time the stock purchase fund reaches the total of $2,000.00, Handy will issue twenty (20) shares of Class B Stock. Member's payment to the stock purchase fund shall cease for any stock purchase period year (April 1- March 31) succeeding a stock purchase period year (April 1-March 31) during which Member's stock purchases have resulted in stock ownership which equals or exceeds the required percentage of stock purchases to Member's annual purchases of merchandise based upon the following amounts and percentages:

	Total Annual Merchandise Purchases	Percentage of Stock to Purchases	Required Stock Ownership Level
Level 1	$1 to $250,000	12.5%	$31,250
Level 2	$250,001 to $500,000	10%	$56,249
Level 3	$500,001 to $750,000	7.5%	$74,999
Level 4	$750,001 to $1,000,000	5%	$87,499
Level 5	Over $1,000,000	2.5%	

Notwithstanding the preceding paragraph, Member may not cease payments to the stock purchase fund until Member's stock ownership reaches a minimum value of $20,000 of stock ownership. Further, Member shall not be eligible for the next percentage level of stock purchases until Member has reached the maximum stock value in the current level.

Example: On December 31st, a Member's actual stock ownership totaled $32,000 and total merchandise purchases made from January 1st to December 31st amounted to $300,000. For the first $250,000 of total merchandise purchases, the Member should own stock totaling 12.5% of those purchases, or $31,250. For the remaining $50,000 of total merchandise purchases the Member should own stock totaling 10% of those purchases, or $5,000, for a total required stock ownership of $36,250 ($31,250 plus $5,000). The Member's required stock ownership level of $36,250 is $4,250 higher than the Member's actual stock ownership of $32,000 on December 31st. Thus, we will require this Member to make additional purchases of Class B Common Stock during the twelve month period beginning April 1st of the following year using the funds we collect from the 2% charges on the Member's semi-monthly invoice statement.

Subject to the $20,000 minimal stock ownership, Member's annual merchandise purchase percentage to stock ownership will be reviewed as of December 31st of each year. If as of that date of such review, the Member's payments to the stock purchase fund equal or exceed the maximum required stock ownership based upon the merchandise purchases for that preceding twelve month period, Member's payments to the stock purchase fund shall cease until a subsequent review is made of Member's purchases as of each succeeding December 31st, at which time Member's payments to the stock purchase fund will again commence if Member's annual merchandise purchases require stock ownership greater than the Handy stock then owned by Member.

The subscription amount of 2% of merchandise purchases may be reduced for all or only certain types of merchandise sold by Handy to Member, provided that any change which results in a reduction in the amount paid to the stock purchase fund may at any time in the future be discontinued. All increases or decreases in the amount payable for the stock purchase fund or changes to the type of purchases subject to the stock purchase fund (e.g., drop shipments), shall be approved by action of the Board of Directors of Handy and shall be binding upon Member from the date of such approval.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF MEMBER.

Member hereby represents and warrants receipt of and careful review of a copy of the new dealer introduction packet, Handy's organizational documents, the latest audited annual report of Handy, and the Member Contract with Handy (collectively, the "Member Documents") and has relied solely upon the Member Documents and investigations made by Member in making the decision to invest in Handy. This subscription may be accepted or rejected in whole or in part by Handy in its sole and absolute discretion. Member agrees that the decision to purchase the stock was based entirely upon information contained in the Member Documents. This Subscription Agreement supersedes any prior Subscription Agreement of Member with Handy.

SECTION 3. STOCK TRANSFER RESTRICTIONS

No shares of stock of Handy shall be transferred or assigned. Whenever, for any reason, the Member transfers, attempts to transfer or disposes of any shares of Handy's stock in violation of this prohibition (whether by sale, transfer, assignment, gift or in any other manner, except transfer by death), Handy shall repurchase the shares, at the price, and upon the conditions stated below.

Any disposition or attempted disposition of the shares of Handy (except transfers by death as stated in the Bylaws) shall be null and void and no such disposition or attempted disposition shall entitle any person to have any of said shares transferred on the books of Handy or to claim or assert any of the rights of a shareholder of Handy.

SECTION 4. REPURCHASE OF SHARES UPON MEMBERSHIP TERMINATION

Following written request by the Member, Handy will present to the Board of Directors a Member's desire to have his stock repurchased and the Member Contract terminated. A Member's stock may be repurchased as follows:

(a) In the case of Class A Common Stock, the par value of the shares reduced by the amount of any setoff to which Handy may be entitled is to be paid in cash;

(b) In the case of Class B Stock and Class C Common Stock, that portion of the purchase price to be paid by Handy which equals 20% or $3,000, whichever is greater, of the total value of the Class B and Class C Stock, will be paid immediately in cash, reduced by the amount of any setoff to which Handy may be entitled and either:

(i) the remaining portion of the Class B and Class C Common Stock to be paid through a non-interest bearing note; or

(ii) with immediate payment in cash at 85% of par value.

If the total portion of the repurchase which would otherwise be payable under the foregoing paragraphs in equal annual installments over a period of five years is less than $3,000, the entire repurchase will be paid by Handy in cash immediately at the time of the repurchase.

SECTION 5. REPURCHASE OF SHARES UPON OVERINVESTMENT

If at the end of a year a Member is over-invested by $4,000 or more in total shares of Class A, B and C Common Stock, then in the following year, the Board of Directors will offer to repurchase the total over-invested amount in Class B Common Stock at a price per share equal to or less than par value ($100 per share) over a period of four years at a rate of ¼ of the over-invested amount per year.

Signature page to Subscription to Shares Agreement of Handy Hardware Wholesale, Inc.

WITNESS Member's signature this the _______ day of ____________________, 20__.

Taxpayer Name __________________________________

Business Name __________________________________

Member's Signature __________________________________ Owner__ Officer__

Member's Name (Printed) ___________________________

Title____

Street Address ___________________________________

Mailing Address __________________________________

City___________________ State__ Zip Code _________

On this __day of __________, 20__, before me, [Notary], the above signed owner/officer, personally appeared________________________________, known personally to me to be the _____________ of the above named business and acknowledge that as an owner/officer being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing as an owner/officer.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public______________________

My Commission Expires_____________

ACCEPTED this the _____ day of ______________________, 20___, by HANDY HARDWARE WHOLESALE, INC. by its duly authorized agent.

HANDY HARDWARE WHOLESALE, INC.

By: _____________________________

Name: _____________________________

Title: _____________________________

MEMBER CONTRACT WITH HANDY HARDWARE WHOLESALE, INC.

THIS MEMBER CONTRACT ("Contract") is between_______________, a ___________ ("Member") and Handy Hardware Wholesale, Inc., a Delaware corporation ("Handy") with its principal office at 8300 Tewantin Drive, Houston, Harris County, Texas 77061.

The parties agree as follows:

ARTICLE I. HANDY AGREES:

Section 1. To sell merchandise and furnish services to Member at Handy's purchase price for the merchandise, plus any freight or other expenses entailed in delivering such merchandise into Handy's stock, plus any additional charges as may be determined from time to time by Handy's Board of Directors, which charges may vary, based upon the types of merchandise involved, method of offering the merchandise and the means of delivering the merchandise.

Section 2. To sell such merchandise and furnish services to Member at the warehouse nearest to Member. Merchandise will be delivered to Member's store by Handy's trucks or by common carrier with delivery charges to be set by Handy.

Section 3. To furnish to Member the use of and access to printed and electronic catalogs and other materials and to sell merchandise and render services only at Member's address as set forth in this Contract; such materials and services are not transferable or assignable by Member to any other Member location or to any other Handy member.

ARTICLE II. MEMBER AGREES:

Section 1. To purchase shares of Handy stock as set forth in the Subscription to Shares Agreement. Member agrees that Member is responsible for paying taxes on the total patronage rebate, whether the distribution is in cash, Class C Common Stock or a non-interest bearing note. Each Member consents that it shall treat the full amount of such patronage rebates, if any, which are made in written notices of allocation (defined as any capital stock or certificate of indebtedness, which discloses to the Member the stated dollar amount allocated to him by Handy and the portion thereof, if any, which constitutes a patronage rebate) which Member receives, as income received in the year in which such written notices of allocation are received at their stated dollar amounts in the manner provided in 26 U.S.C. 1385(a). Member agrees that if Handy applies a portion of the patronage rebate for past due receivables, the Member will be liable for the total taxes due before the set off for past due receivables was taken into account on such patronage rebate.

Section 2. To patronize and purchase merchandise from the Handy warehouse in excess of $60,000 annually. This purchase amount may vary from year to year as determined by the Board of Directors.

Section 3. That in order to defray in part the costs of establishing Member's account, Member will pay Handy an initial set up fee, with the amount of such set up fee being set to cover such costs as they may exist at that time. This set up fee is not refundable.

Section 4. That all information furnished to Member, such as bulletins, check lists, price services, illustrated catalogs, catalog price pages, pre-arrival forms, etc., is confidential and Member shall at no time divulge or display any of the informative material pertaining to prices, shipment, lines, invoices or brands of merchandise to anyone who is not affiliated with Handy.

Section 5. That the illustrated price service, catalogs, and bulletins and all their contents are the property of Handy and furnished to Member as a service, and such service may at any time be discontinued by Handy and the illustrated price service, catalogs and price lists shall thereupon promptly be returned to Handy. A support service charge to furnish these items will be assessed to Member on a monthly basis.

Section 6. That in the event this Contract is terminated for any reason, Member shall remove and return to Handy within thirty (30) days from the date of such termination, all materials furnished to Member by Handy, including but not limited to, store identifications, signs, window decals, catalogs, etc.

Section 7. That Member's placing of orders with Handy will be done according to policies as are then established by Handy.

Section 8. To pay all invoices when due. Each invoice will be marked with a statement due date. A statement will be rendered by Handy bi-monthly (currently the 1st and 15th) or a statement due date as is established by Handy. Member will pay the full amount of the statement without deductions or set-off. Any claims for credit must be approved by Handy and upon approval a Credit Memo will be issued by Handy. "Future Dated" invoices will be payable on the statement date marked on the invoice and payment will be made on the due date shown on the statement.

If the account is not paid by the due date, the account is considered past due. Failure to maintain your account to current status may result in termination of the membership in Handy. Further, shipments of warehouse orders, factory drop shipments, etc. will not be shipped until the account is current or special arrangements are made for COD deliveries with Handy's accounts receivable department. All past due accounts shall bear interest from the due date at the "Handy Hardware Member Rate" to be determined from time to time by Handy, but in no event shall the interest rate exceed the highest legal rate permitted by the laws of the State of Texas. Member agrees to pay all costs and expenses, including court costs and attorneys' fees, if Member's account is placed in the hands of an attorney for collection.

Section 9. Member agrees to pay a service fee for all returned checks of an amount as set by the Board of Directors.

Section 10. The terms of payment may be changed by the Board of Directors of Handy at any time and will be binding upon the Member as of the effective date of any change. In the event of the termination of this Contract for any reason, all invoices, including those that are "Future Dated" and all other indebtedness from Member to Handy, shall immediately become due and payable.

Section 11. To attend Member Meetings and Merchandise Showings which Handy agrees to hold at intervals as determined by Handy, for the purpose of keeping Member better informed as to the trends of merchandising, new merchandise offerings and to enable Member to exchange ideas with fellow Handy members.

Section 12. To participate actively in the consumer sales promotions developed by Handy.

Section 13. That catalogs and price information distributed to Member by Handy will be kept up to date by the prompt and careful insertion of current information furnished by Handy. To return no merchandise whatsoever without the consent of Handy. To make all claims for shortages, overages, damages and defective merchandise in accordance with the policy of Handy regarding these items. The policy governing these items may be changed from time to time by Handy.

Section 14. To use the store identification, sign window decals, and other items incorporating Handy's trademark and trade name only in such manner as is permitted in this Contract and software license agreement with Handy, and pursuant to policies established by Handy.

Section 15. To notify Handy of any changes in ownership, partnership or principal officers.

ARTICLE III. GENERAL

Section 1. This Contract shall not regulate or restrict Member in regard to: (i) Member's advertising (except for the use of the trademark and trade name of Handy, which use is subject to the terms of this Contract and any software license agreement with Handy), (ii) methods of operation, (iii) from whom Member may purchase merchandise and/or services; or (iv) to whom Member may sell.

Section 2. This Contract shall continue in force from year to year unless terminated by either party giving sixty (60) or more days written notice at any time to the other party of its intention to terminate this Contract. This Contract may also be terminated immediately by Handy after a breach of any covenant or obligation of Member under this Contract or for any reason whatsoever upon approval of two-thirds majority vote of the entire Board of Directors of Handy.

Section 3. This Contract shall be subject to and governed by the laws of the State of Texas. All obligations of Member under this Contract are performable in Houston, Harris County, Texas, and all sums payable by Member hereunder are payable at Handy's offices in Houston, Harris County, Texas. The parties agree that venue and jurisdiction for purposes of any and all lawsuits, causes of action or other disputes shall be in Houston, Harris County, Texas. This Contract supersedes any prior Member Contract between Member and Handy. Should any portion of this Contract be held legally invalid or unenforceable, the balance of this Contract shall not thereby be affected, but shall remain in full force and effect in accordance with its terms and provisions. No change in or to this Contract shall be valid without first being received in writing and approved by an executive officer or director of Handy.

Section 4. This Contract is valid only for Member's address as listed in this Contract and for the owner as listed in this Contract. Any change in ownership, change of Member's legal status, or change of store locations are subject to Handy's prior written approval.

Section 5. It is further understood and agreed that the signing of this Contract, witnessed by a Notary Public, constitutes an offer only and this Contract shall have no force or effect until duly accepted and countersigned by an officer or director of Handy.

[Signature page follows]

WITNESS Member's signature this _____ day of ___________________, 20__.

Taxpayer Name ___________________________________

Business Name ___________________________________

Member's Signature ___________________________________ Owner__ Officer__

Member's Name (Printed) ___________________________

Title ____

Street Address ___________________________________

Mailing Address __________________________________

City__________________ State__ Zip Code _________

On this __day of __________, 20__, before me, [Notary], the above signed owner/officer, personally appeared__________________, known personally to me to be the _____________ of the above named business and acknowledge that as an owner/officer being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing as an owner/officer.

`IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

Notary Public______________________

My Commission Expires_____________

ACCEPTED this the _____ day of ___________________, 20__, by HANDY HARDWARE WHOLESALE, INC., by its duly authorized agent.

HANDY HARDWARE WHOLESALE, INC.,

By: ______________________________

Name: ______________________________

Title: ______________________________